(82-4592)

[redacted]

AR/S
12-31-08

ANNUAL REPORT

Joint Stock Company
Aeroflot – Russian Airlines
2008
(In accordance with Russian Accounting Standards)

1. Key Operation Indicators

Aeroflot
Comes first in the Russian market of international and domestic* passenger air services.
Serves **99 routes** with the average frequency of **9.1 weakly flights per route**
Achieved traffic volumes growth on domestic routes by **27%**
Carried **9.3 million passengers**
Sold **more than 3 million e-tickets**
Has got **90 aircraft in the company fleet the most part** of which are modern and efficient airliners
Is in the five of rating leaders among European airlines as for the quality of service.

Performance Indicators			
	2008	**2007**	**Variance**
Passengers carried (billions pax)	9.3	8.2	13.5%
Cargo and mail carried (thousands tones)	87.9	95.9	-8.3%
Passenger traffic performed (billions PKP)	27.2	24.7	10.4%
Tonne kilometers performed (billions TKP)	2.8	2.7	5.7%
Passenger seats utilization factor (%)	70.9	70.3	0.6%
Commercial payload factor (%)	56.2	55.7	0.5%
Average payroll personnel number (persons).	15 641	15 303	2.2%
Financial Indicators (In accordance with the Russian Financial Accounting Standards)			
Earnings from primary business, billion rubles	95.01	77.09	23.2%
Earnings from passenger, cargo and mail operations, billion rubles	79.2	63.6	24.5%
Profit before taxation, billion rubles	9.39	10.75	-12.7%
Net profit, billion rubles	5.81	6.07	-4.4%
Net assets at the year end, billion rubles	33.2	30.6	8.5%
Capital investments volume, billion rubles	3.01	2.35	28.1%
Company Value Indicators (In accordance with the Russian Financial Accounting Standard)			
Net Profit per Share***, rubles	5.2	5.5	-5.45%
Market capitalization of Aeroflot Group at the year end, billion USD	1.1	4.1	-73.2%
Price / profit per share ratio	5.3	17.3	-69.4%

* Affiliated companies included
*** Affiliated companies excluded

2. Board of Directors Chairman's Message

Dear Colleagues,

JSC "Aeroflot – Russian Airlines" is a backbone company making the development pace of the entire native air transportation industry. The Company carries a quarter of all passengers served by the air carriers of the whole country. Aeroflot is a responsible corporate national entity having long-standing and robust traditions of social commitment and traditionally is the major taxpayer of the civil aviation industry of Russia.

In 2008, Aeroflot proved in full its rank of the aviation flagship of Russia by considerably building up the volumes of its business. The increase by 13.5% of passengers carried, company revenue of 95.01 billion rubles, net profit of 5.81 billion rubles are the evidence of a huge work performed. Aeroflot remains the largest taxpayer in the Russian air transportation industry – during the reporting year the company paid 8.09 billion rubles to budgets of all levels that makes 60% of all tax payments of the industry.

The set aim of the priority development of the domestic air transportation market has come to be correct. The main strategic target of creating a world level air carrier basing on the best traditions of the civil aviation of Russia has been consistently pursued. Modern aircraft are mastered; leading technologies are introduced in every area of operation – from flight operations to flight crews training and sales system. The Airline has been consolidating its status of a full-fledged member of the world air transportation market including, but not limited to, the utilization of advantages of its partnership in the global alliance SkyTeam.

All the above shows that the leading airline of Russia has been operating efficiently in the highly competitive environment; responding to the challenges of the market elements; utilizing efficiently its strengths. Aeroflot has a whole number of achievements including the mastering and committing to service of new type of long-haul A330 aircraft; the full-featured implementation of e-ticket technology; the proactive development of WEB based sales, the upgrading of service. However it is safe to say today that the major challenge is still ahead.

The period of crisis may drag on for a longer than a year span. And this would require an inevitable correction of the course. A special significance shall be attributed to operational and strategic planning with due account of new market factors.

The Government is aware of the problems the industry faces and responds to them promptly. A number of measures to promote transportation development have been adopted and are currently being implemented.

At the same time the target is not just to survive the thunderstorm. The crisis does not suggest at all a lull in the development. This is the very time to search for the opportunities for new modes of work, its optimization and efficiency improvement, the development of niches being vacated. Aeroflot's customers and shareholders, Russian society in whole are entitled to expect that all those opportunities will be utilized in full and with maximum benefit.

Igor Levitin

3. General Director's Message

Past year of 2008 was a "maturity test" for the aviation industry. Under the conditions of leading growth of costs and incipient recession, Aeroflot confidently demonstrated the ability to respond flexibly to market changes, to implement consistently strategic programs and to ensure high quality of service to its passengers.

Since 2008 high fuel prices and tightly connected with them financial difficulties have affected air transportation market in Russia. Nevertheless, last year, Russian airlines managed to maintain positive dynamics. During 2008, about 50 million passengers were carried that is by 10.4% more that the year before. As in the past, more than a half of all passenger traffic was carried by the first five airlines wherein Aeroflot remains the unquestionable leader.

Aeroflot has entered into 2009 having demonstrated a steady grows of performance indicators actually in all business areas.
In 2008 Aeroflot provided services to 9.3 million passengers that is by 13.5% more than in 2007, the number of passengers carried grew by 27% - much higher than the average industry indicator of 8%. Aeroflot's share in the general traffic of Russian airlines as for the number of passengers carried grew up to 18.6%, as for passenger traffic – up to 25.4%. Passenger seat occupancy grew by 0.6% and made 70.9% along with the increase of the carrying capacity by 9.4%. Aeroflot joined the twenty world leading air carriers according to Airline Business magazine. According to the survey conducted by IATA Survey of Flights in Europe (SoFiE), as for customer's satisfaction with the service, Aeroflot has won the forth place in business class and the sixth place in economy class among the leading European airlines.

Growth of costs in the industry observed in recent time that peaked last year has revealed the need of a radical improvement of the airline's operation efficiency. Last year, Aeroflot's income from operation was 95.01 billion rubles exceeding indicators of 2007 by 23.2%. As a result of a complex of measures aimed at the efficiency improvement and costs reduction Aeroflot finished 2008 with net profit of 5.81 billion rubles that is somewhat lower compared with the results of the previous, much more favorable year.

Having remained the absolute leader in Russia in the international scheduled traffic (Aeroflot's share in 2008 by the number of passengers carried was 42.4%) the airline has considerably expanded its presence in the domestic Russian market - from 13.6% up to 16.1% as for passenger traffic, and from 11.6% up to 13.7% as for the number of passengers carried. Taking into account affiliated airlines "Aeroflot-Don" and "Aeroflot-Nord" Aeroflot Group in 2008 has performed 20.2% of domestic traffic as for passenger traffic and 19.3% as for the number of passengers carried. The integrated into the airline strategy orientation to the leading development of domestic Russian destinations allowed, by the year end, to offset considerably the setting in decline in the international market. In 2008, Aeroflot opened scheduled service to Norilsk, resumed flights to Khabarovsk, and increased flights frequency to Krasnodar, Krasnoyarsk, Novosibirsk, Perm, Sochy and Uzno-Sakhalinsk.

Aeroflot declared last year a year of electronic commerce. Within record short timeframe the Airline implemented e-ticket technology. Aeroflot launched a new web-site, the share of ticket sales via Internet doubled – from 5% up to 10% of the total number of passengers carried. Air transport is following the way of simplified business and cost reduction by introduction of modern technologies. Accordingly, 2009 will remain the year of electronic commerce for the Airline with the target of priority development of web-sales, full-fledged implementation of e-ticket technology throughout Aeroflot Group, introduction of passengers self check-in through Internet and mobile phones.

As a result of the impact of unfavorable factors the forces distribution in the domestic Russian market has considerably changed.

In 2008, some airlines, including some major operators, were forced to cease their activities. European and American airlines experience financial difficulties. Under these conditions leading stakeholders are striving for consolidation. Aeroflot, being one of the leading European airlines, is also a part of the said process while reviewing emerging opportunities in the market for potential gains. The Management has been and is responsible in its approach to the said target thoroughly evaluating the advantages that may be obtained from any transaction.

Long-term strategic program of fleet modernization allowed Aeroflot to adequately respond to the sharp rise in jet fuel prices.

By the end of the first half of 2008 jet fuel prices had reached the historic maximum, and the costs under this article had exceeded indicators of 2007 by nearly 50%. In 2008 the Airline committed to operation new aircraft: 11 machines of A320 family and two long-haul airliners A330-200. Modernization of the Airline's medium-haul fleet is close to completion; the renovation of long-haul fleet has been successfully commenced. All those along with the commenced withdrawal of fuel inefficient TU-154 aircraft enabled Aeroflot to mitigate the impact of fuel costs grows on the financial results. The overall consumption of jet fuel in 2008 was 1,226.2 thousand tones whereas specific fuel consumption was 432 gram per tonne kilometer and went down by 6% as compared against the last year level.

Another material factor that even today goes on affecting the results of the Airline operation has been the emerging global recession.

Due to the responsible financial and credit policies Aeroflot has been prepared to meet the crisis, and entered it with close to null credit portfolio. The package of crisis management measures developed by the Management includes costs reduction, raise in labor productivity, implementation of new technologies, and minimization of damages from the expected decline of the demand for air transportation services. Thus, a new computerized system for operational control of the airline operations that comprises all components of flights control, such as flights planning, flight progress control, optimization of daily plan and so on, has been introduced. By its scale and complexity, it is unique in Russia. The main objective is to increase the efficiency of operational and commercial activities.

Successful implementation of main directions of the strategy during recent years has allowed creating a robust foundation not only for the work under current crisis conditions, but for further development in long-term perspective.

Last month of the past year, Aeroflot's Board of Directors reviewed complex Strategy for the period till 2015. This is the strategy of development of the route network, and the fleet, and the company in general. Markets of Russia and CIS providing for long-term stability for the Company were set apart as priority markets.

Aeroflot's general objective is to increase its share in the consolidated scheduled traffic of the airlines of Russia in the number of passengers carried by 30-35% while ensuring the efficiency of operations. The expansion of the presence in the market will be achieved through both accretion, and acquisition of attractive assets. While maintaining and promoting business model of a network carrier, the Airline will pursue the course towards building up an international class company basing on the best traditions of the Russian civil aviation.

Safety is the ultimate priority of the Airline's business. The most important objective today is to introduce Aeroflot's high standards in all affiliated and dependent companies. Everything that bears Aeroflot's signage must meet the strictest requirements.
The disaster with the aircraft belonging to Aeroflot's affiliated airline Aeroflot-Nord near Perm has become the heaviest loss for Aeroflot. We still have the feeling of irretrievable loss and once again express our condolences to the relatives and loved ones of the passengers who lost their lives in this catastrophe.

This tragic event makes us to stress it again that flight safety today as always is our first priority. Aeroflot is one of the industry world leaders in the flight safety indicators. In 2008, Aeroflot's accident rate was 99.955% that conforms to the indicators of leading international air carriers.

According to international assessments of flight safety status carried out under the SAFA (Safety Assessment of Foreign Aircraft) Programme by the results of the past year the value of Aeroflot's safety factor was 0.68 (under this scale, the lower the value the lower the risk of accidents). This is the best indicator among Russian airlines.

Aeroflot's course is the consistency in the implementation of the strategy and continuous search for new solutions under the conditions of the global economic crisis.
Under the instance of complex conditions that were not few in our history we have always managed to find correct solutions. And during this year we are going to work in this vein – according to plan, thoroughly, correlating our forces with the actual situation. Aeroflot's team has laid the basis for the successful development of the company in good time, and that is why, although we have to go under hard conditions of the world wide economic recession, we have a good view to further development in 2009.

The airline's investments plan for 2009 provides for allocations in the amount of 3.195 billion rubles to complete main corporate projects, to expand production basis for the maintenance of the renovated aircraft fleet, to modernize fixed assets and to develop modern production technologies.

The main economic efficiencies will be obtained, in the first place, through the introduction of new technologies and raising the labor productivity; the reduction of managing and administrative costs, replacement of fuel inefficient aircraft by economically efficient aircraft. During this year our fleet will be reinforced by 24 modern aircraft including six long-haul A330. Commencement of the Aeroflot's new office in Melkisarovo and the transfer of the Airline's departments there, as well as the commissioning of our own terminal "Sheremetievo-3" are expected to make a material contribution to the improvement of the results of the Airline's business activities.

The commissioning of the new terminal designed to become the eastern gates of Europe in conjunction with the renovation of the long-haul fleet and close cooperation with the international alliance SkyTeam will enable Aeroflot to fully implement the concept of international network airline and to attract considerable transit passenger flows.

Aviation is not only high-tech production. This is creative, substantially emotional work demanding complete dedication of all participants of the process. Aeroflot always and especially during the trying years was set apart by the team feeling and high responsibility for its cause. I want to thank Aeroflot's staff for the efficient work during the difficult year of 2008.

I'd like to note that our company has survived through trials of several crises and acquired considerable robustness. I am confident, it will overcome the current crisis as well, and will come out of it even stronger and rise up in the table of ranks of international air carriers. This confidence is based on Aeroflot's traditions, high professionalism of its staff, and responsible attitude to any business, drive for efficiency and innovation in everything.

4. Complex Development Strategy: results of resolution of key targets for 2008 and main directions of development for 2009

Aeroflot is the leader in the Russian air transportation industry; its strategic goal is to build up an international class airline. Aeroflot is oriented towards the achievement of highest international standards and improvement of competitiveness in the global air transportation market.

In 2008 Aeroflot's Board of Directors approved main objectives and target indicators of the development strategy through 2015.

The following objectives were set within the framework of the development strategy:

- Maintaining the high level of flights safety.
- Maintaining the leadership of the Group in the Russian market and the accelerated growth of domestic air transportation market share.
- Developing the route network in cooperation with the Airline's partners.
- Building up an efficient hub "East Gates of Europe" in Sheremetievo Airport.
- Developing a modern, competitive and unified aircraft fleet of the Airline.
- Ensuring the Airline's operational profitability.
- Developing electronic commerce.
- Implementing lean-technologies ("economic production") in Aeroflot's key departments.
- Developing and efficiently managing the brand.
- Expanding the Airline's frequent flyer programme.
- Creating an efficient corporate customers attraction system.

Priorities for 2009:

- Development and further implementation of flight safety management system;
- Full-fledged implementation of e-ticket processes both in Aeroflot and in its affiliated airlines;
- Increase of sales share via web-site and call-center;
- Completion of Sheremetievo-3 Terminal, commencement of hub operation;
- In conjunction with the International Airport Sheremetievo, introduction of modern business processes and improvement of service in the Airport;
- Modernization and optimization of aircraft fleet;
- Implementation of cost saving programs;
- Development of strategic management system: computerization of business indicators monitoring in all departments, as well as long-term indexes;
- Introduction of "economic production" technology in all key Aeroflot's departments;
- Development of anti-crisis marketing strategy;
- Creation of full value system of customer attraction and a corporate customers attracton, and expansion of the frequent flier program.

5. Financial Statements

Auditor's Opinion
on Financial (Accounting) Statements

Addressee: Shareholders of the Public Joint Stock Company "Aeroflot – Russian Airlines".

Statutory Auditor

Name: Private Company "HLB Vneshaudit"

Place of residence: 123610, **Moscow**, Krasnopresnenskaya nabereznaya, 12, porch 3, office 701 (tel. 258-1991, fax 967-0497)

State registration: registered by Moscow Registration Chamber on February 17, 1992, certificate № 470.740. Entered into the Common State Registry of Legal Entities on January 14 under main state registration number 1027739314448.

License № E 000548 of June 25, 2002 issued by the Ministry of Finance of the Russian Federation, valid fro 5 years.

Member of a non-commercial Organization "Union of Professional Auditor Organizations" (SPAO) and member of a non-commercial partnership "Institute of Professional Auditors" (IPAR), certificate №30.

The Entity under Audit

Name: Public Joint Stock Company "Aeroflot – Russian Airlines"

Place of residence: 125167, Moscow, Leningradsky prospekt, 37, bldg. 9

State registration: Registered by the State organization Moscow Registration Chamber on June 21, 1994, certificate № 032.175. Entered into Common State Register of Legal Entities on August 2, 2002 under main State registration number 1027700092661.

We have conducted auditing of the attached financial (accounting) statements of the Public Joint Stock Company "Aeroflot – Russian Airlines" over the period from January 1 till December 31, 2008 inclusive. Financial (accounting) statements of the Public Joint Stock Company "Aeroflot – Russian Airlines" consists of:

Accounting balance Sheet;

Profit and Loss Account;

Attachments to the accounting balance sheet and Profit and Loss Account;

Explanatory Note.

The preparation and submission of these financial (accounting) statements is the responsibility of the executive body of the Public Joint Stock Company "Aeroflot – Russian Airlines". Our responsibility is to express an opinion on the reliability in all material respects of the said statements and the compliance of the order of the conduct of the bookkeeping with the legislation of the Russian Federation based on our audit.

We have conducted the audit in accordance with:

The Federal Law "On Auditing Activities" of August 7, 2001 № 119-ФЗ.

Federal Regulations (Standards) on auditing activities;

Rules (standards) of the Auditor's auditing activities;

Regulations of the state agency responsible for regulation of activities of the company being audited.

The audit was planned and performed in such a way as to obtain reasonable assurance weather the financial (accounting) statements are free of material misstatement. The audit was conducted on a test basis and included:

examining on a test basis evidence supporting the amounts and disclosures in the financial (accounting) statements of information on financial and business activities of the company under audit;

assessing the form of compliance with the accounting principals and rules used in preparation of financial (accounting) statements;

assessing significant estimates made by management of the company being audited in preparation of financial (accounting) statements;

assessing the overall financial (accounting) statements presentation.

We believe that the performed audit provides sufficient basis to express an opinion on reliability of the financial (accounting) statements in all material respect and compliance of the accounting practices to the legislation of the Russian Federation.

In our opinion the financial (accounting) statements of the Public Joint Stock Company "Aeroflot – Russian Airlines" with the balance value 50 339 789 thousand rubles and revenue from the sales of passenger, cargo and mail transport operations formed in accordance with the adopted accounting policy following the issuance of air tickets and air way presents fairly, in all material respects, the Company's financial position as at December 31, 2008, inclusive, and the results of its financial and business operations during the period from January 1 till December 31, 2008, inclusive, in accordance with the requirements of the Russian Federation legislation regulating preparation of financial (accounting) statements.

Date of the audit conclusion – the 27th of March, 2009

General Director L.M. Mitrofanov

Director of the audit

(Qualification certificate issued by the RF Ministry of Finance

№ K017612 of June 25 , 1998 (permanent)

for auditing activities in the area of general auditing) M.A. Simanin

Aggregated Accounting Balance of JSC "Aeroflot"

As at the 31st of December 2008, million rubles

In accordance with Russian Accounting Standards

№	Indicator Description	At the year beginning	At the year end
	Assets		
1	Intangible assets	70	94
2	Fixed assets	4 774	5 085
3	Construction in progress	1 635	3 209
4	Long term financial investments	4 802	4 401
5	Stock	3 604	3 206
6	Accounts receivable	27 699	30 811
7	Short term financial investments	87	182
8	Money means	1 790	3 014
9	Other assets	410	338
	Balance	**44 871**	**50340**
	Liabilities		
1	Charter capital	1 111	1 111
	Treasury stock		(406)
2	Additional capital	2 901	1 811
3	Reserved capital	278	278
4	Undistributed profit (unpaid loss) of previous years	20 078	24 484
5	Undistributed profit (unpaid loss) of the reporting year	6 074	5 807
6	Borrowed means	1 703	1 820
7	Accounts payable	12 465	15 272
8	Other liabilities	261	163
	Balance	**44 871**	**50 340**

ANNUAL GENERAL MEETING OF SHAREHOLDERS
JSC "AEROFLOT"

Moscow

the 20th of June, 2009

Recommended by
The Board of Directors of JSC "Aeroflot"
(Minutes № 12 of the 27th of April, 2009)

RECOMMENDATIONS OF THE BOARD OF DIRECTORS OF JSC "AEROFLOT"

On the Annual Report of JSC "Aeroflot" for 2008

"The Board of Directors hereby approves and recommends to the General Meeting of shareholders of JSC "Aeroflot" to approve the Annual Report of JSC "Aeroflot" for 2008".

AEROFLOT Russian Airlines

(82-4592)

ANNUAL GENERAL MEETING OF SHAREHOLDERS
JSC "AEROFLOT"

Moscow

the 20th of June, 2009

Recommended by
The Board of Directors of JSC "Aeroflot"
(Minutes № 14 of the 20th of May, 2009)

RECOMMENDATIONS OF THE BOARD OF DIRECTORS OF JSC "AEROFLOT"

On the size, terms and form of payment of dividend on the JSC Aeroflot's shares after the results of 2008 fiscal year

"The Board of Directors hereby approves proposals of the Executive Board and recommends to the Annual General Meeting of shareholders of JSC "Aeroflot" to approve payment of dividends during the period from the 21st of June till the 31st of December, 2009 on the shares of JSC "Aeroflot" after the results of 2008 in the amount of 0,1818 rubles per share in cash".

AEROFLOT Russian Airlines

(82-4592)

ANNUAL GENERAL MEETING OF SHAREHOLDERS
JSC "AEROFLOT"

Moscow

the 20th of June, 2009

Recommended by
The Board of Directors of JSC "Aeroflot"
(Minutes № 12 of the 27th of April, 2009)

PROPOSALS OF THE BOARD OF DIRECTORS OF JSC "AEROFLOT"

On the results of the JSC "Aeroflot" Statutory Auditor tender for 2009.

"The Board of Directors recommends hereby to the Annual General Meeting of shareholders of JSC "Aeroflot" to be held on the 20th of June, 2009 to approve auditors' firm ZAO "HLB VNESHAUDIT" as the Statutory Auditor of JSC "Aeroflot" for 2009".

AEROFLOT Russian Airlines SKYTEAM

(82-4592)

BALLOT № 1
for voting at the Annual General Meeting of the shareholders of the Joint Stock Company "Aeroflot – Russian Airlines"

Full corporate name of the Company: Public Joint Stock Company "Aeroflot – Russian Airlines"
Domicile: Bldg. 9, Leningradsky Prospekt 37, Moscow, Russian Federation
The form of conducting General Meeting of shareholders is meeting.
Meeting venue: Moscow District, Airport Sheremetyevo-1, bldg. 6
Date and time of the Meeting: the 20th of June, 2009, 10 a.m.

Full name (corporate name) of the shareholder:
Registration number:

Issue № 1 of the agenda: ***Approval of the order of the day, vote order, composition of the working bodies of the General Meeting of shareholders of the Annual General Meeting JSC "Aeroflot".*** ***Number of votes in the shareholder's possession for voting the aforesaid issue:***	
The wording of the resolution on issue № 1 of the agenda: "BE IT RESOLVED TO APPROVE THE ORDER OF THE DAY, THE VOTING ORDER, THE COMPOSITION OF THE WORKING BODIES OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF JSC "AEROFLOT"	«PLACET» ☐ ______votes «NON PLACET» ☐ ______ votes «ABSTAIN» ☐ ______ votes

☐ - *mark meaning that the voting is done by proxy issued in relation of shares transferred after the date the list of persons entitled to take part in the General Meeting has been finalized.*

☐ - *mark meaning that the voting is done in accordance with instructions of the acquirers of shares transferred after the date the list of persons entitled to take part in the General Meeting has been finalized and / or in accordance with the instructions of the owners of depository securities.*

☐ - *mark meaning that a part of shares has been transferred after the date the list of persons entitled to take part in the General Meeting has been finalized.*

Signature of the shareholder or a proxy ______________________________

____

(In case of voting by proxy, indicate who issued the proxy and the date the proxy was issued)

Voting is done by crossing a box ☒ corresponding to the option you choose;

The shareholder must sign the ballot. Incorrectly filled-in or unsigned ballots will be deemed null and void.

The voter has the right to chose only one voting option, except when voting in accordance with the instructions of persons who acquired shares after the date the list of persons entitled to take part in the General Meeting has been finalized, or in accordance with the instructions issued by the owners of the depository securities;

** if more than one voting option is marked in the ballot the number of votes given for the corresponding voting option must be indicated in the space provided for indicating the number of votes given for each voting option, and a mark meaning that the voting is carried out in accordance with the instructions of the acquirers of shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been finalized and / or in accordance with the instructions of the owners of depository securities must be made;*

** a person voting by proxy issued in relation to shares transferred after the date the list of persons entitled to take part in the General Meeting has been finalized, in the space provided for indicating the number of votes opposite to the corresponding voting option, must indicate the number of votes given for the remaining voting option and put a mark meaning that the voting is carried out by proxy issued for the shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been finalized ;*

** if after the date the list of persons entitled to take part in the General Meeting has been finalized not all the shares have been transferred the voting person is responsible to indicate in the space provided for indicating the number of votes opposite to the corresponding remaining voting options, the number of votes given for the remaining voting option and to put a mark meaning that a part of shares has been transferred after the date the list of persons entitled to take part in the General Meeting has been finalized. If in relation of shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been finalized, instructions of the acquirers of the said shares have been received that coincide with the remaining voting option the said votes are summed up.*

The papers certifying powers of the transferees and representatives of the persons included in the list of persons entitled to take part in the General Meeting (notarized copies thereof) are to be attached to the ballots mailed by such persons.

Duly completed and signed ballot may be mailed to the following address:

JSC "Aeroflot" Corporate Property Department, JSC "Aeroflot", Bldg. 9, Leningradsky prospect 3, 125167, Moscow

To ascertain the quorum at the Annual General Meeting of the shareholders of JSC "Aeroflot" and to calculate voting returns, ballots received by the Company no later than the 17th of June, 2009 are only taken into account.

AEROFLOT Russian Airlines

(82-4592)

ANNUAL GENERAL MEETING OF SHAREHOLDERS JSC "AEROFLOT"

Moscow **the 20th of June, 2009**

Recommended by
The Board of Directors of JSC "Aeroflot"
(Minutes № 13 of the 5th of May, 2009)

RECOMMENDATIONS OF THE BOARD OF DIRECTORS OF JSC "AEROFLOT"

On profit distribution of profit (including payment (announcement) of dividend) and loss of JSC "Aeroflot" after the results of 2008 fiscal year

"The Board of Directors herby approves the proposals of the Executive Board of JSC "Aeroflot" and recommends to the Annual General Meeting of shareholders of JSC "Aeroflot" to be held on the 20th of June, 2009 to approve the distribution of profit (including payment (announcement) of dividend) and loss of JSC "Aeroflot" after the results of 2008 fiscal year".

AEROFLOT Russian Airlines SKYTEAM

(82-4592)

BALLOT № 2
for voting at the Annual General Meeting of the shareholders of the Joint Stock Company "Aeroflot – Russian Airlines"

Full corporate name of the Company: Public Joint Stock Company "Aeroflot – Russian Airlines"
Domicile: Bldg. 9, Leningradsky Prospekt 37, Moscow, Russian Federation
The form of conducting General Meeting of shareholders is meeting.
Meeting venue: Moscow District, Airport Sheremetyevo-1, bldg. 6
Date and time of the Meeting: the 20th of June, 2009, 10 a.m.

Full name (corporate name) of the shareholder:
Registration number:

Issue № 2 of the agenda: Approval of the Annual Report of JSC "Aeroflot". *Number of votes in the shareholder's possession for voting the aforesaid issue:*	
The wording of the resolution on issue № 2 of the agenda: "BE IT RESOLVED TO APPROVE ANNUAL REPORT OF JSC "AEROFLOT" FOR 2008	«PLACET» ☐ ______votes «NON PLACET» ☐ ________ votes «ABSTAIN» ☐ ________ votes

☐ - *mark meaning that the voting is done by proxy issued in relation of shares transferred after the date the list of persons entitled to take part in the General Meeting has been finalized.*

☐ - *mark meaning that the voting is done in accordance with instructions of the acquirers of shares transferred after the date the list of persons entitled to take part in the General Meeting has been finalized and / or in accordance with the instructions of the owners of depository securities.*

☐ - *mark meaning that a part of shares has been transferred after the date the list of persons entitled to take part in the General Meeting has been finalized.*

Signature of the shareholder or a proxy ________________________________

____

(In case of voting by proxy, indicate who issued the proxy and the date the proxy was issued)

Voting is done by crossing a box ☒ corresponding to the option you choose;

The shareholder must sign the ballot. Incorrectly filled-in or unsigned ballots will be deemed null and void.

The voter has the right to chose only one voting option, except when voting in accordance with the instructions of persons who acquired shares after the date the list of persons entitled to take part in the General Meeting has been finalized, or in accordance with the instructions issued by the owners of the depository securities;

** if more than one voting option is marked in the ballot the number of votes given for the corresponding voting option must be indicated in the space provided for indicating the number of votes given for each voting option, and a mark meaning that the voting is carried out in accordance with the instructions of the acquirers of shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been finalized and / or in accordance with the instructions of the owners of depository securities must be made;*

** a person voting by proxy issued in relation to shares transferred after the date the list of persons entitled to take part in the General Meeting has been finalized, in the space provided for indicating the number of votes opposite to the corresponding voting option, must indicate the number of votes given for the remaining voting option and put a mark meaning that the voting is carried out by proxy issued for the shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been finalized ;*

** if after the date the list of persons entitled to take part in the General Meeting has been finalized not all the shares have been transferred the voting person is responsible to indicate in the space provided for indicating the number of votes opposite to the corresponding remaining voting options, the number of votes given for the remaining voting option and to put a mark meaning that a part of shares has been transferred after the date the list of persons entitled to take part in the General Meeting has been finalized. If in relation of shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been finalized, instructions of the acquirers of the said shares have been received that coincide with the remaining voting option the said votes are summed up.*

The papers certifying powers of the transferees and representatives of the persons included in the list of persons entitled to take part in the General Meeting (notarized copies thereof) are to be attached to the ballots mailed by such persons.

Duly completed and signed ballot may be mailed to the following address:

JSC "Aeroflot" Corporate Property Department, JSC "Aeroflot", Bldg. 9, Leningradsky prospect 3, 125167, Moscow

To ascertain the quorum at the Annual General Meeting of the shareholders of JSC "Aeroflot" and to calculate voting returns, ballots received by the Company no later than the 17th of June, 2009 are only taken into account.

(82-4592)

BALLOT № 4
for voting at the Annual General Meeting of the shareholders of the Joint Stock Company "Aeroflot – Russian Airlines"

Full corporate name of the Company: Public Joint Stock Company "Aeroflot – Russian Airlines"
Domicile: Bldg. 9, Leningradsky Prospekt 37, Moscow, Russian Federation
The form of conducting General Meeting of shareholders is meeting.
Meeting venue: Moscow District, Airport Sheremetyevo-1, bldg. 6
Date and time of the Meeting: the 20th of June, 2009, 10 a.m.

Full name (corporate name) of the shareholder:
Registration number:

Issue № 4 of the agenda: Approval of the allocation of profit of JSC "Aeroflot" after the results of fiscal year 2008. *Number of votes in the shareholder's possession for voting the aforesaid issue:*	
The wording of the resolution on issue № 4 of the agenda: "BE IT RESOLVED TO APPROVE ANNUAL ALLOCATION OF PROFIT (INCLUDING PAYMENT (ANNOUCEMENT) OF DIVIDEND) OF JSC "AEROFLOT" AFTER THE RESULTS OF FISCAL YEAR 2008".	«PLACET» ☐ _____ votes «NON PLACET» ☐ _____ votes «ABSTAIN» ☐ _____ votes

☐ - *mark meaning that the voting is done by proxy issued in relation of shares transferred after the date the list of persons entitled to take part in the General Meeting has been finalized.*

☐ - *mark meaning that the voting is done in accordance with instructions of the acquirers of shares transferred after the date the list of persons entitled to take part in the General Meeting has been finalized and / or in accordance with the instructions of the owners of depository securities.*

☐ - *mark meaning that a part of shares has been transferred after the date the list of persons entitled to take part in the General Meeting has been finalized.*

Signature of the shareholder or a proxy ______________________

____
(In case of voting by proxy, indicate who issued the proxy and the date the proxy was issued)

Voting is done by crossing a box ☒ corresponding to the option you choose;

The shareholder must sign the ballot. Incorrectly filled-in or unsigned ballots will be deemed null and void.

The voter has the right to chose only one voting option, except when voting in accordance with the instructions of persons who acquired shares after the date the list of persons entitled to take part in the General Meeting has been finalized, or in accordance with the instructions issued by the owners of the depository securities;

** if more than one voting option is marked in the ballot the number of votes given for the corresponding voting option must be indicated in the space provided for indicating the number of votes given for each voting option, and a mark meaning that the voting is carried out in accordance with the instructions of the acquirers of shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been finalized and / or in accordance with the instructions of the owners of depository securities must be made;*

** a person voting by proxy issued in relation to shares transferred after the date the list of persons entitled to take part in the General Meeting has been finalized, in the space provided for indicating the number of votes opposite to the corresponding voting option, must indicate the number of votes given for the remaining voting option and put a mark meaning that the voting is carried out by proxy issued for the shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been finalized ;*

** if after the date the list of persons entitled to take part in the General Meeting has been finalized not all the shares have been transferred the voting person is responsible to indicate in the space provided for indicating the number of votes opposite to the corresponding remaining voting options, the number of votes given for the remaining voting option and to put a mark meaning that a part of shares has been transferred after the date the list of persons entitled to take part in the General Meeting has been finalized. If in relation of shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been finalized, instructions of the acquirers of the said shares have been received that coincide with the remaining voting option the said votes are summed up.*

The papers certifying powers of the transferees and representatives of the persons included in the list of persons entitled to take part in the General Meeting (notarized copies thereof) are to be attached to the ballots mailed by such persons.

Duly completed and signed ballot may be mailed to the following address:

JSC "Aeroflot" Corporate Property Department, JSC "Aeroflot", Bldg. 9, Leningradsky prospect 3, 125167, Moscow

To ascertain the quorum at the Annual General Meeting of the shareholders of JSC "Aeroflot" and to calculate voting returns, ballots received by the Company no later than the 17th of June, 2009 are only taken into account.

AEROFLOT Russian Airlines SKYTEAM

(82-4592)

BALLOT № 3
for voting at the Annual General Meeting of the shareholders of the Joint Stock Company "Aeroflot – Russian Airlines"

Full corporate name of the Company: Public Joint Stock Company "Aeroflot – Russian Airlines"
Domicile: Bldg. 9, Leningradsky Prospekt 37, Moscow, Russian Federation
The form of conducting General Meeting of shareholders is meeting.
Meeting venue: Moscow District, Airport Sheremetyevo-1, bldg. 6
Date and time of the Meeting: the 20th of June, 2009, 10 a.m.

Full name (corporate name) of the shareholder:
Registration number:

Issue № 3 of the agenda: Approval of the annual accounting statements including the statement of profit and loss (accounts of profit and loss) of JSC "Aeroflot". *Number of votes in the shareholder's possession for voting the aforesaid issue:*	
The wording of the resolution on issue № 3 of the agenda: "BE IT RESOLVED TO APPROVE ANNUAL ACCOUNTING STETMENTS OF PROFIT AND LOSS (ACCOUNTS OF PROFIT AND LOSS) OF JSC "AEROFLOT" AFTER THE RESULTS OF FISCAL YEAR 2008".	«PLACET» ☐ ______votes «NON PLACET» ☐ _______ votes «ABSTAIN» ☐ _______ votes

☐ - *mark meaning that the voting is done by proxy issued in relation of shares transferred after the date the list of persons entitled to take part in the General Meeting has been finalized.*

☐ - *mark meaning that the voting is done in accordance with instructions of the acquirers of shares transferred after the date the list of persons entitled to take part in the General Meeting has been finalized and / or in accordance with the instructions of the owners of depository securities.*

☐ - *mark meaning that a part of shares has been transferred after the date the list of persons entitled to take part in the General Meeting has been finalized.*

Signature of the shareholder or a proxy ________________________________

____
(In case of voting by proxy, indicate who issued the proxy and the date the proxy was issued)

Voting is done by crossing a box ☒ corresponding to the option you choose;

The shareholder must sign the ballot. Incorrectly filled-in or unsigned ballots will be deemed null and void.

The voter has the right to chose only one voting option, except when voting in accordance with the instructions of persons who acquired shares after the date the list of persons entitled to take part in the General Meeting has been finalized, or in accordance with the instructions issued by the owners of the depository securities;

** if more than one voting option is marked in the ballot the number of votes given for the corresponding voting option must be indicated in the space provided for indicating the number of votes given for each voting option, and a mark meaning that the voting is carried out in accordance with the instructions of the acquirers of shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been finalized and / or in accordance with the instructions of the owners of depository securities must be made;*

** a person voting by proxy issued in relation to shares transferred after the date the list of persons entitled to take part in the General Meeting has been finalized, in the space provided for indicating the number of votes opposite to the corresponding voting option, must indicate the number of votes given for the remaining voting option and put a mark meaning that the voting is carried out by proxy issued for the shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been finalized ;*

** if after the date the list of persons entitled to take part in the General Meeting has been finalized not all the shares have been transferred the voting person is responsible to indicate in the space provided for indicating the number of votes opposite to the corresponding remaining voting options, the number of votes given for the remaining voting option and to put a mark meaning that a part of shares has been transferred after the date the list of persons entitled to take part in the General Meeting has been finalized. If in relation of shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been finalized, instructions of the acquirers of the said shares have been received that coincide with the remaining voting option the said votes are summed up.*

The papers certifying powers of the transferees and representatives of the persons included in the list of persons entitled to take part in the General Meeting (notarized copies thereof) are to be attached to the ballots mailed by such persons.

Duly completed and signed ballot may be mailed to the following address:

JSC "Aeroflot" Corporate Property Department, JSC "Aeroflot", Bldg. 9, Leningradsky prospect 3, 125167, Moscow

To ascertain the quorum at the Annual General Meeting of the shareholders of JSC "Aeroflot" and to calculate voting returns, ballots received by the Company no later than the 17th of June, 2009 are only taken into account.

AEROFLOT Russian Airlines SKYTEAM

(82-4592)

BALLOT № 5
for voting at the Annual General Meeting of the shareholders of the Joint Stock Company "Aeroflot – Russian Airlines"

Full corporate name of the Company: Public Joint Stock Company "Aeroflot – Russian Airlines"
Domicile: Bldg. 9, Leningradsky Prospekt 37, Moscow, Russian Federation
The form of conducting General Meeting of shareholders is meeting.
Meeting venue: Moscow District, Airport Sheremetyevo-1, bldg. 6
Date and time of the Meeting: the 20th of June, 2009, 10 a.m.

Full name (corporate name) of the shareholder:
Registration number:

Issue № 5 of the agenda*: About the amount, terms and form of payment of dividends on shares of JSC "Aeroflot" after the results of fiscal year 2008.** ***Number of votes in the shareholder's possession for voting the aforesaid issue:	
The wording of the resolution on issue № 5 of the agenda: "BE IT RESOLVED TO PAY THE DIVIDEND ON SHARES OF JSC "AEROFLOT" DURING THE PERIOD FROM JUNE 21 TILL DECEMBER 31, 2009 AFTER THE RESULTS OF THE 2008 FISCAL YEAR IN THE AMOUNT OF 0.1818 RUBLES PER SHARE IN CASH".	«PLACET» ☐ ______votes «NON PLACET» ☐ _______ votes «ABSTAIN» ☐ _______ votes

☐ - *mark meaning that the voting is done by proxy issued in relation of shares transferred after the date the list of persons entitled to take part in the General Meeting has been finalized.*

☐ - *mark meaning that the voting is done in accordance with instructions of the acquirers of shares transferred after the date the list of persons entitled to take part in the General Meeting has been finalized and / or in accordance with the instructions of the owners of depository securities.*

☐ - *mark meaning that a part of shares has been transferred after the date the list of persons entitled to take part in the General Meeting has been finalized.*

Signature of the shareholder or a proxy ______________________________

____
(In case of voting by proxy, indicate who issued the proxy and the date the proxy was issued)

Voting is done by crossing a box ☒ corresponding to the option you choose;

The shareholder must sign the ballot. Incorrectly filled-in or unsigned ballots will be deemed null and void.

The voter has the right to chose only one voting option, except when voting in accordance with the instructions of persons who acquired shares after the date the list of persons entitled to take part in the General Meeting has been finalized, or in accordance with the instructions issued by the owners of the depository securities;

** if more than one voting option is marked in the ballot the number of votes given for the corresponding voting option must be indicated in the space provided for indicating the number of votes given for each voting option, and a mark meaning that the voting is carried out in accordance with the instructions of the acquirers of shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been finalized and / or in accordance with the instructions of the owners of depository securities must be made;*

** a person voting by proxy issued in relation to shares transferred after the date the list of persons entitled to take part in the General Meeting has been finalized, in the space provided for indicating the number of votes opposite to the corresponding voting option, must indicate the number of votes given for the remaining voting option and put a mark meaning that the voting is carried out by proxy issued for the shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been finalized ;*

** if after the date the list of persons entitled to take part in the General Meeting has been finalized not all the shares have been transferred the voting person is responsible to indicate in the space provided for indicating the number of votes opposite to the corresponding remaining voting options, the number of votes given for the remaining voting option and to put a mark meaning that a part of shares has been transferred after the date the list of persons entitled to take part in the General Meeting has been finalized. If in relation of shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been finalized, instructions of the acquirers of the said shares have been received that coincide with the remaining voting option the said votes are summed up.*

The papers certifying powers of the transferees and representatives of the persons included in the list of persons entitled to take part in the General Meeting (notarized copies thereof) are to be attached to the ballots mailed by such persons.

Duly completed and signed ballot may be mailed to the following address:

JSC "Aeroflot" Corporate Property Department, JSC "Aeroflot", Bldg. 9, Leningradsky prospect 3, 125167, Moscow

To ascertain the quorum at the Annual General Meeting of the shareholders of JSC "Aeroflot" and to calculate voting returns, ballots received by the Company no later than the 17th of June, 2009 are only taken into account.

AEROFLOT Russian Airlines

(82-4592)

BALLOT № 6
for voting at the Annual General Meeting of the shareholders of the Joint Stock Company "Aeroflot – Russian Airlines"

Full corporate name of the Company: Public Joint Stock Company "Aeroflot – Russian Airlines"
Domicile: Bldg. 9, Leningradsky Prospekt 37, Moscow, Russian Federation
The form of conducting General Meeting of shareholders is meeting.
Meeting venue: Moscow District, Airport Sheremetyevo-1, bldg. 6
Date and time of the Meeting: the 20th of June, 2009, 10 a.m.

Full name (corporate name) of the shareholder:
Registration number:
***Number of cumulative votes:**

Issue № 6 of the agenda: Election of members of the Board of Directors of JSC "Aeroflot".
The wording of the resolution for issue № 6 of the agenda: "BE IT RESOLVED TO ELECT ELEVEN MEMBERS OF THE BOARD OF DIRECTORS OF THE JSC "AEROFLOT" FROM THE FOLLOWING NOMINEES:"

		Distribution of votes
1. **Alexashenko Sergey Vladimirivitch** – Director in Microeconomic Studies of the State University – High School of Economics	1	
2. **Androsov Kirill Gennadievitch** – Deputy Chief of Administration of the Russian Federation Government	2	
3. **Antonov Vladimir Nikolaevitch** – First Deputy General Director of JSC "Aeroflot"	3	
4. **Dmitriev Vladimir Alexsandrovitch** – Chairman of the "Bank of Development and Foreign Economic Affairs (Vnesheconombank)" Public Corporation	4	
5. **Dushatin Leonid Alexseevitch** – First Deputy General Director of ZAO "NRC", Member of Executive Board of ZAO "NRC"	5	
6. **Eliseev Boris Petrovitch** – President of the Moscow State Technical University of Civil Aviation	6	
7. **Lebedev Alexander Evgenyevitch** – Chairman of the Board of Directors of ZAO "NRC"	7	
8. **Levitin Igor Evgenievitch** – Minister of Transport of the Russian Federation	8	
9. **Neradko Alexander Vasilievitch** – Chief of Rosaeronavigation	9	
10 **Nikitin Gleb Sergeevitch** – Deputy Chief of the Administration of the Federal Agency of State Property Management	10	
11. **Okulov Valery Mikhailovitch** - Deputy Minister of Transport of the Russian Federation	11	
12. **Saveliev Vitaliy Gennadievitch** – General Director of JSC "Aeroflot"	12	
13. **Stolyarov Andrey Victorovitch** – Deputy General Director of ZAO "UniCredit Securities"	13	
14. **Tarasov Alexsey Evgenievitch** – General Director, Member of the Executive Board ZAO "NRC"	14	
15. **Uvarov Alexey Konstantinovitch** – Director, Department of Property Relations of the Ministry of Economic Development of Russia	15	
15. **Sharonov Andrey Vladimirovitch** – Executive Director of ZAO "Investment Company "Troika Dialog".	16.	

____
Shareholder's (representative's) signature

(The ballot has front and reverse sides)

ATTENTION!

* Voting of agenda issue № 6 is carried out by cumulative vote. Under cumulative vote arrangement the number of votes indicated in the ballot is calculated by multiplying the number of shares belonging to the shareholder by the number of persons to be elected to the Board of Directors of the Company (11 persons) and the shareholders has the right to cast all the votes indicated in the ballot in favor of one nominee or distribute them between two or more nominees at his/her own discretion. Fractional part of a vote, resultant from the multiplying of vote number, belonging to the shareholder by the number of persons to be elected to the Board of Directors of the Company can be cast for one nominee only.

The voting ballot must be signed by a shareholder or by a shareholder's representative. The voting at the Annual General Meeting of shareholders is carried out by ballots that have been delivered to shareholders.

Shareholders (their representatives) can send filled-in and signed ballots to or personally deliver them at the address: **JSC "Aeroflot", Building 9, 37 Leningradsky Prospekt, Moscow, 125167**.

If the voting is done by proxy by way of mailing the ballot to the above given address the proxy issued in accordance with the requirements of items 4 and 5 of Article 185 of the Civil Code of the Russian Federation or its notarized copy must be attached to the ballot thus mailed.

When determining the quorum and summing up the vote returns the account is taken of the ballots that were received not later than two days prior the date of the General Meeting of shareholders – before the 17th of June, 2009, inclusive.

In case you have transferred shares in your possession after the date the list of persons who have the right to take part in the General Meeting of shareholders was finalized you are responsible **to** issue to each of the acquirers a proxy for voting specifying in it the number of shares that can be voted under the proxy issued or **to** vote at the General Meeting personally according to the instructions of the acquirers (acquirer) of those shares. The said rule is applied also in every case in future when shares are transferred.

For that matter, the following voting rules must be complied with:

1) if more than one voting option is marked in the ballot then the number of votes given for corresponding voting option and the mark that the voting is done according to the instructions of acquirers of shares transferred after the date the list of persons who have the right to take part in the General Meeting of shareholders was finalized must be indicated in the fields for indication of votes number given for each voting option;
2) the voter who votes by proxy issued in relation to shares transferred after the date the list of persons who have the right to take part in the General Meeting of shareholders was closed must indicate in the field for indication of votes number opposite the chosen voting option the number of votes given for the preferred voting option and put a mark that the voting is done by proxy issued in relation to shares transferred after the date the list of persons who have the right to take part in the General Meeting of shareholders was finalized;
3) if after the date the list of persons who have the right to take part in the General Meeting of shareholders was finalized not all shares were transferred the voter must indicate in the field for indication of votes number opposite the chosen voting option the number of votes given for the preferred voting option and put a mark that a part of shares were transferred after the date the list of persons who have the right to take part in the General Meeting of shareholders was finalized. If instructions of the acquirers of shares in relation to shares transferred after the date the list of persons who have the right to take part in the General Meeting of shareholders was finalized were received and the instructions are identical to the chosen voting option then such votes are summed up.

AEROFLOT Russian Airlines

SKYTEAM

BALLOT № 7
for voting at the Annual General Meeting of the shareholders of the Joint Stock Company "Aeroflot – Russian Airlines"

Full corporate name of the Company: Public Joint Stock Company "Aeroflot – Russian Airlines"
Domicile: Bldg. 9, Leningradsky Prospekt 37, Moscow, Russian Federation
The form of conducting General Meeting of shareholders is meeting.
Meeting venue: Moscow District, Airport Sheremetyevo-1, bldg. 6
Date and time of the Meeting: the 20th of June, 2009, 10 a.m.

Full name (corporate name) of the shareholder:
Registration number:

Issue № 7 of the agenda: Election of members of the Audit Commission of JSC "Aeroflot".

Number of votes the shareholder possesses when voting this issue:

The wording of the resolution for issue № 7 of the agenda: "BE IT RESOLVED TO ELECT FIVE MEMBERS OF THE AUDIT COMMISSION OF THE JSC "AEROFLOT" FROM THE FOLLOWING NOMINEES:"

PLACET	*Number of "PLACET" votes*	NON PLACET	*Number of "NON PLACET" votes*	ABSTAIN	*Number of "ABSTAIN" votes*

1. **Galimov** Nikolay Anasovitch – Deputy Director of Department, Ministry of Transport of the Russian Federation Department

PLACET		NON PLACET		ABSTAIN	

2. **Galkin Dmitry Yurievitch** – Chief, Internal Audit Service of JSC "Aeroflot"

PLACET		NON PLACET		ABSTAIN	

3. **Kalmykov Andrey Urievitch** – Advisor to the Minister of Transport of the Russian Federation

PLACET		NON PLACET		ABSTAIN	

4. **Kalmaev Pavel Sergeevitch** – Deputy Chief of a Department of the RF Ministry of Economic Development and Trade

PLACET		NON PLACET		ABSTAIN	

5. Yakimets Margarita Valerievna – Deputy Director, Department of Economy and Financial Planning – Chief of the Service for Income Planning and Operation Indicators of JSC "Aeroflot"

PLACET		NON PLACET		ABSTAIN	

Signature of the shareholder (representative)

☐ - *mark meaning that the voting is done by proxy issued in relation of shares transferred after the date the list of persons entitled to take part in the General Meeting has been finalized.*

☐ - *mark meaning that the voting is done in accordance with instructions of the acquirers of shares transferred after the date the list of persons entitled to take part in the General Meeting has been finalized and / or in accordance with the instructions of the owners of depository securities.*

☐ - *mark meaning that a part of shares has been transferred after the date the list of persons entitled to take part in the General Meeting has been finalized.*

When voting by ballot № 7, please, choose for each nominee one of the suggested voting options by putting any mark in the corresponding box, except when voting under instructions of persons who become owners of the shares after the date the list of persons entitled to take part in the Annual General Meeting of shareholders has been finalized. The number of votes in the next to the voting option box is to be indicated if after the date the list of persons entitled to take part in the Annual General Meeting of shareholders has been finalized, a transfer of shares to one or several acquirers was effected, except cases when all shares have been transferred to one and the same acquirer who issued instructions for voting by the shares, or all shares have been transferred to several acquirers who issued identical instructions for voting by the shares.

Voting ballot № 7 will be deemed invalid if the option "PLACET" in the given ballot is marked for more than five nominees, if the voter failed to mark any nominee at all, or the opinion for all nominees is ambiguous and also if the ballot is not signed, then the votes of the given ballot is disregarded.

(The ballot has front and reverse sides)

ATTENTION!
The voting ballot must be signed by a shareholder or by a shareholder's representative. The voting at the Annual General Meeting of shareholders is carried out by ballots that have been delivered to shareholders.

Shareholders (their representatives) can send filled-in and signed ballots to or personally deliver them at the address: **JSC "Aeroflot", Building 9, 37 Leningradsky Prospekt, Moscow, 125167.**

If the voting is done by proxy by way of mailing the ballot to the above given address the proxy issued in accordance with the requirements of items 4 and 5 of Article 185 of the Civil Code of the Russian Federation or its notarized copy must be attached to the ballot thus mailed.

When determining the quorum and summing up the vote returns the account is taken of the ballots that were received not later than two days prior the date of the General Meeting of shareholders – before the 17th of June, 2009, inclusive.

In case you have transferred shares in your possession after the date the list of persons who have the right to take part in the General Meeting of shareholders was finalized you are responsible **to** issue to each of the acquirers a proxy for voting specifying in it the number of shares that can be voted under the proxy issued or **to** vote at the General Meeting personally according to the instructions of the acquirers (acquirer) of those shares. The said rule is applied also in every case in future when shares are transferred.

For that matter, the following voting rules must be complied with:

1) if more than one voting option is marked in the ballot then the number of votes given for corresponding voting option and the mark that the voting is done according to the instructions of acquirers of shares transferred after the date the list of persons who have the right to take part in the General Meeting of shareholders was finalized must be indicated in the fields for indication of votes number given for each voting option;
2) the voter who votes by proxy issued in relation to shares transferred after the date the list of persons who have the right to take part in the General Meeting of shareholders was closed must indicate in the field for indication of votes number opposite the chosen voting option the number of votes given for the preferred voting option and put a mark that the voting is done by proxy issued in relation to shares transferred after the date the list of persons who have the right to take part in the General Meeting of shareholders was finalized;
3) if after the date the list of persons who have the right to take part in the General Meeting of shareholders was finalized not all shares were transferred the voter must indicate in the field for indication of votes number opposite the chosen voting option the number of votes given for the preferred voting option and put a mark that a part of shares were transferred after the date the list of persons who have the right to take part in the General Meeting of shareholders was finalized. If instructions of the acquirers of shares in relation to shares transferred after the date the list of persons who have the right to take part in the General Meeting of shareholders was finalized were received and the instructions are identical to the chosen voting option then such votes are summed up.

(82-4592)

BALLOT № 8
for voting at the Annual General Meeting of the shareholders of the Joint Stock Company "Aeroflot – Russian Airlines"

Full corporate name of the Company: Public Joint Stock Company "Aeroflot – Russian Airlines"
Domicile: Bldg. 9, Leningradsky Prospekt 37, Moscow, Russian Federation
The form of conducting General Meeting of shareholders is meeting.
Meeting venue: Moscow District, Airport Sheremetyevo-1, bldg. 6
Date and time of the Meeting: the 20th of June, 2009, 10 a.m.

Full name (corporate name) of the shareholder:
Registration number:

Issue № 8 of the agenda: Appointment of the Statutory Auditor of JSC "Aeroflot" for 2009 *Number of votes in the shareholder's possession for voting the aforesaid issue:*	
The wording of the resolution on issue № 8 of the agenda: "BE IT RESOLVED TO APPOINT ZAO "HLB VNESHAUDIT" AS THE STATUTORY AUDITOR OF JSC "AEROFLOT" FOR 2009".	«PLACET» ☐ ______votes «NON PLACET» ☐ _______ votes «ABSTAIN» ☐ _______ votes

☐ - *mark meaning that the voting is done by proxy issued in relation of shares transferred after the date the list of persons entitled to take part in the General Meeting has been finalized.*

☐ - *mark meaning that the voting is done in accordance with instructions of the acquirers of shares transferred after the date the list of persons entitled to take part in the General Meeting has been finalized and / or in accordance with the instructions of the owners of depository securities.*

☐ - *mark meaning that a part of shares has been transferred after the date the list of persons entitled to take part in the General Meeting has been finalized.*

Signature of the shareholder or a proxy ______________________________

____
(In case of voting by proxy, indicate who issued the proxy and the date the proxy was issued)

Voting is done by crossing a box ☒ corresponding to the option you choose;

The shareholder must sign the ballot. Incorrectly filled-in or unsigned ballots will be deemed null and void.

The voter has the right to chose only one voting option, except when voting in accordance with the instructions of persons who acquired shares after the date the list of persons entitled to take part in the General Meeting has been finalized, or in accordance with the instructions issued by the owners of the depository securities;

** if more than one voting option is marked in the ballot the number of votes given for the corresponding voting option must be indicated in the space provided for indicating the number of votes given for each voting option, and a mark meaning that the voting is carried out in accordance with the instructions of the acquirers of shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been finalized and / or in accordance with the instructions of the owners of depository securities must be made;*

** a person voting by proxy issued in relation to shares transferred after the date the list of persons entitled to take part in the General Meeting has been finalized, in the space provided for indicating the number of votes opposite to the corresponding voting option, must indicate the number of votes given for the remaining voting option and put a mark meaning that the voting is carried out by proxy issued for the shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been finalized ;*

** if after the date the list of persons entitled to take part in the General Meeting has been finalized not all the shares have been transferred the voting person is responsible to indicate in the space provided for indicating the number of votes opposite to the corresponding remaining voting options, the number of votes given for the remaining voting option and to put a mark meaning that a part of shares has been transferred after the date the list of persons entitled to take part in the General Meeting has been finalized. If in relation of shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been finalized, instructions of the acquirers of the said shares have been received that coincide with the remaining voting option the said votes are summed up.*

The papers certifying powers of the transferees and representatives of the persons included in the list of persons entitled to take part in the General Meeting (notarized copies thereof) are to be attached to the ballots mailed by such persons.

Duly completed and signed ballot may be mailed to the following address:

JSC "Aeroflot" Corporate Property Department, JSC "Aeroflot", Bldg. 9, Leningradsky prospect 3, 125167, Moscow

To ascertain the quorum at the Annual General Meeting of the shareholders of JSC "Aeroflot" and to calculate voting returns, ballots received by the Company no later than the 17th of June, 2009 are only taken into account.

AEROFLOT Russian Airlines SKYTEAM

(82-4592)

BALLOT № 9
for voting at the Annual General Meeting of the shareholders of the Joint Stock Company "Aeroflot – Russian Airlines"

Full corporate name of the Company: Public Joint Stock Company "Aeroflot – Russian Airlines"
Domicile: Bldg. 9, Leningradsky Prospekt 37, Moscow, Russian Federation
The form of conducting General Meeting of shareholders is meeting.
Meeting venue: Moscow District, Airport Sheremetyevo-1, bldg. 6
Date and time of the Meeting: the 20th of June, 2009, 10 a.m.

Full name (corporate name) of the shareholder:
Registration number:

Issue № 9 of the agenda: APPROVAL OF THE TRANSACTIONS INVOLVING INTERESTS BETWEEN JSC "AEROFLOT" AND ITS AFFILIATED COMPANIES.

Number of votes in the shareholder's possession for voting the aforesaid issue:

9.1. Be it resolved to approve the transaction involving interests between JSC "Aeroflot" and ZAO "Aeromar" on the supply of in-flight food staffs and rendering services to JSC "Aeroflot" on the following terms:
Transaction matter: *services in preparation and delivery of in-flight foodstuffs, beverages and associated goods to the JSC Aeroflot's flights.*
Transaction limit value: *up to 1,900,000,000 (One Billion Nine Hundred Million) rubles.*
Term: *on or before December 31, 201*

"PLACET" ☐ ________ votes "NON PLACET" ☐ ________ votes "ABSTAIN" ☐ ________ votes

---

9.2. Be it resolved to approve the transaction involving interests between JSC "Aeroflot" and JSC "Aeroflot - Don" for joint commercial utilization of flights under a code share agreement / block seats on the following material terms:
Transaction matter: *joint commercial utilization of flights; allocation of block of seats to JSC Aeroflot on flights operated by ZAO Aeroflot-Don*
Transaction limit value: *up to 2,450,000,000 (Two Billion Fore Hundred and Fifty Million) rubles.*
Term: *on or before December 31, 2010*

"PLACET" ☐ ________ votes "NON PLACET" ☐ ________ votes "ABSTAIN" ☐ ________ votes

---

9.3. Be it resolved to approve the transaction involving interests between JSC "Aeroflot" and CJSC "Aeroflot-Nord" for joint commercial utilization of flights under a code share agreement / block seats on the following material terms:
Transaction matter: joint commercial utilization of flight; allocation of block of seats to JSC Aeroflot on flights operated by ZAO Aeroflot-Nord;
Transaction limit value: up to 3,000,000,000 (Three Billion)rubles;
Term: on or before December 31, 2010/

"PLACET" ☐ ________ votes "NON PLACET" ☐ ________ votes "ABSTAIN" ☐ ________ votes

(The ballot has front and reverse sides)

☐ - *mark meaning that the voting is done by proxy issued in relation of shares transferred after the date the list of persons entitled to take part in the General Meeting has been finalized.*

☐ - *mark meaning that the voting is done in accordance with instructions of the acquirers of shares transferred after the date the list of persons entitled to take part in the General Meeting has been finalized and / or in accordance with the instructions of the owners of depository securities.*

☐ - *mark meaning that a part of shares has been transferred after the date the list of persons entitled to take part in the General Meeting has been finalized.*

Signature of the shareholder or a proxy ______________________________

____

(In case of voting by proxy, indicate who issued the proxy and the date the proxy was issued)

Voting is done by crossing a box ☒ corresponding to the option you choose;

The shareholder must sign the ballot. Incorrectly filled-in or unsigned ballots will be deemed null and void.

The voter has the right to chose only one voting option, except when voting in accordance with the instructions of persons who acquired shares after the date the list of persons entitled to take part in the General Meeting has been finalized, or in accordance with the instructions issued by the owners of the depository securities;

** if more than one voting option is marked in the ballot the number of votes given for the corresponding voting option must be indicated in the space provided for indicating the number of votes given for each voting option, and a mark meaning that the voting is carried out in accordance with the instructions of the acquirers of shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been finalized and / or in accordance with the instructions of the owners of depository securities must be made;*

** a person voting by proxy issued in relation to shares transferred after the date the list of persons entitled to take part in the General Meeting has been finalized, in the space provided for indicating the number of votes opposite to the corresponding voting option, must indicate the number of votes given for the remaining voting option and put a mark meaning that the voting is carried out by proxy issued for the shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been finalized ;*

** if after the date the list of persons entitled to take part in the General Meeting has been finalized not all the shares have been transferred the voting person is responsible to indicate in the space provided for indicating the number of votes opposite to the corresponding remaining voting options, the number of votes given for the remaining voting option and to put a mark meaning that a part of shares has been transferred after the date the list of persons entitled to take part in the General Meeting has been finalized. If in relation of shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been finalized, instructions of the acquirers of the said shares have been received that coincide with the remaining voting option the said votes are summed up.*

The papers certifying powers of the transferees and representatives of the persons included in the list of persons entitled to take part in the General Meeting (notarized copies thereof) are to be attached to the ballots mailed by such persons.

Duly completed and signed ballot may be mailed to the following address:

JSC "Aeroflot" Corporate Property Department, JSC "Aeroflot", Bldg. 9, Leningradsky prospect 3, 125167, Moscow

To ascertain the quorum at the Annual General Meeting of the shareholders of JSC "Aeroflot" and to calculate voting returns, ballots received by the Company no later than the 17th of June, 2009 are only taken into account.

AEROFLOT Russian Airlines

(82-4592)

BALLOT № 10
for voting at the Annual General Meeting of the shareholders of the Joint Stock Company "Aeroflot – Russian Airlines"

Full corporate name of the Company: Public Joint Stock Company "Aeroflot – Russian Airlines"
Domicile: Bldg. 9, Leningradsky Prospekt 37, Moscow, Russian Federation
The form of conducting General Meeting of shareholders is meeting.
Meeting venue: Moscow District, Airport Sheremetyevo-1, bldg. 6
Date and time of the Meeting: the 20th of June, 2009, 10 a.m.
Full name (corporate name) of the shareholder:
Registration number:

Issue № 10 of the agenda: *Payment of remuneration to members of the Board of Directors of JSC "Aeroflot"*

Number of votes in the shareholder's possession for voting the aforesaid issue:

The wording of the resolution on issue № 1 of the agenda: "BE IT RESOLVED TO PAY REMUNERATIONS TO THE MEMBERS OF THE JSC AEROFLOT'S BOARD OF DIRECTORS IN THE FOLLOWING AMOUNTS": 1. Alexashenko S.V. 385,000 rubles 2. Antonov V.N. 350,000 rubles 3. Danilitsky A.A. 385,000 rubles 4. Dmitriev V.A. 300,000 rubles 5. Dushatin L.A. 385,000 rubles 6. Lebedev A.E. 385,000 rubles 7. Okulov V.M. 385,000 rubles 8. Sharonov A.B. 385,000 rubles	**«PLACET»** ☐ _______votes **«NON PLACET»** ☐ ________ votes **«ABSTAIN»** ☐ ________ votes

☐ - mark meaning that the voting is done by proxy issued in relation of shares transferred after the date the list of persons entitled to take part in the General Meeting has been finalized.
☐ - mark meaning that the voting is done in accordance with instructions of the acquirers of shares transferred after the date the list of persons entitled to take part in the General Meeting has been finalized and / or in accordance with the instructions of the owners of depository securities.
☐ - mark meaning that a part of shares has been transferred after the date the list of persons entitled to take part in the General Meeting has been finalized.

Signature of the shareholder or a proxy ________________________________

____

(In case of voting by proxy, indicate who issued the proxy and the date the proxy was issued)

Voting is done by crossing the box ☒ corresponding to the option you choose;

The shareholder must sign the ballot. Incorrectly filled-in or unsigned ballots will be deemed null and void.

The voter has the right to chose only one voting option, except when voting in accordance with the instructions of persons who acquired shares after the date the list of persons entitled to take part in the General Meeting has been finalized, or in accordance with the instructions issued by the owners of the depository securities;

** if more than one voting option is marked in the ballot the number of votes given for the corresponding voting option must be indicated in the space provided for indicating the number of votes given for each voting option, and a mark meaning that the voting is carried out in accordance with the instructions of the acquirers of shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been finalized and / or in accordance with the instructions of the owners of depository securities must be made;*

** a person voting by proxy issued in relation to shares transferred after the date the list of persons entitled to take part in the General Meeting has been finalized, in the space provided for indicating the number of votes opposite to the corresponding voting option, must indicate the number of votes given for the remaining voting option and put a mark meaning that the voting is carried out by proxy issued for the shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been finalized ;*

** if after the date the list of persons entitled to take part in the General Meeting has been finalized not all the shares have been transferred the voting person is responsible to indicate in the space provided for indicating the number of votes opposite to the corresponding remaining voting options, the number of votes given for the remaining voting option and to put a mark meaning that a part of shares has been transferred after the date the list of persons entitled to take part in the General Meeting has been finalized. If in relation of shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been finalized, instructions of the acquirers of the said shares have been received that coincide with the remaining voting option the said votes are summed up.*

The papers certifying powers of the transferees and representatives of the persons included in the list of persons entitled to take part in the General Meeting (notarized copies thereof) are to be attached to the ballots mailed by such persons.

Duly completed and signed ballot may be mailed to the following address:

JSC "Aeroflot" Corporate Property Department, JSC "Aeroflot", Bldg. 9, Leningradsky prospect 3, 125167, Moscow

To ascertain the quorum at the Annual General Meeting of the shareholders of JSC "Aeroflot" and to calculate voting returns, ballots received by the Company no later than the 17th of June, 2009 are only taken into account.

AEROFLOT Russian Airlines

(82-4592)

APPROVED
by the Board of Directors of JSC "Aeroflot"
Minutes № 14 of May, 2009

Agenda
Annual General Meeting of Shareholders of JSC "Aeroflot"
the 20th of June, 2009

1. Approval of the Order of the Day, Voting Order, Composition of Annual General Meeting JSC "Aeroflot" shareholders working bodies.
2. Approval of the corporate Annual Report.
3. Approval of the annual accounting statements including profit and loss statements (profit and loss accounts) of the Company.
4. Approval of profit distribution for 2008 results.
5. About the size, term and form of payment of dividends for 2008 results.
6. Election of Members of the Board of Directors of the Company.
7. Election of Members of the Audit Commission of the Company.
8. Approval of the Company Statutory Auditor for 2009.
9. Approval transactions involving interests between JSC "Aeroflot" and its affiliated and dependent companies:
   - 9.1. Transaction between JSC "Aeroflot" and CJSC "Aeromar" on services of preparation and delivery of in-flight foodstuffs.
   - 9.2. Transaction between JSC "Aeroflot" and JSC "Aeroflot-Don" Code share agreement / block seats, joint commercial utilization of flights.
   - 9.3. Transaction between JSC "Aeroflot" and CJSC "Aeroflot-Nord " Code share agreement / block seat, joint commercial utilization of flights.
10. Remunerations to the members of the Board of Directors of JSC "Aeroflot".

AEROFLOT Russian Airlines

(82-4592)

ANNOUNCEMENT

of the convention of the Annual General Meeting of JSC "Aeroflot"

Joint Stock Company "Aeroflot – Russian Airlines" (JSC "Aeroflot"), domicile: 125167, Moscow, Leningradsky Prospect, 37, building 9, announces hereby the convention of its Annual General Meeting of shareholders.

Form of convention of the Annual General Meeting of shareholders is meeting.

Date and time of the Meeting – **the 20th of June, 2009, 10:00 a.m.**.
Venue of the Meeting – Moscow Region, Airport "Sheremetievo-1», building 6, JSC "Aeroflot" Flight Crew Training Center (passage: bus № 851 from underground station "Rechnoy Vokzal", bus № 817 from underground station "Planernaya")..
Shareholders may send completed and signed ballots to the following **mailing address**: 125167 Moscow, Leningradsky Propect, 37, building 9, Department of Shared Property of JSC "Aeroflot".

In determining the quorum and summing up voting returns the ballots received before or on the 17th of June, 2009 are only taken into account.

Agenda of the Annual General Meeting of shareholders:

1. Approval of the order of the day, of the vote order, of the composition of the working bodies of the Annual General Meeting of shareholders of JSC "Aeroflot".
2. Approval of the Annual Report of JSC "Aeroflot" for 2008.
3. Approval of the annual accounting statements including the statement of profit and loss (accounts of profit and loss) of JSC "Aeroflot" for 2008.
4. Approval of allocation of profit (including payment (announcement) of dividend) of JSC "Aeroflot" after the results of 2008.
5. On the amount, time and form of payment of dividend on shares after the results of fiscal year 2008.
6. Election of members of the Board of Directors of the Company.
7. Election of members of the Audit Commission of the Company.
8. Appointment of the Statutory Auditor of the Company.
9. About approval of transactions involving interests between JSC "Aeroflot" and its affiliated and dependent companies:

9.1. Transaction between JSC "Aeroflot" and CJSC "Aeromar" for services in preparation and delivery of in-flight foodstuffs.

9.2. Transaction between JSC "Aeroflot" and JSC "Aeroflot-Don" Code share agreement / block seats, joint commercial utilization of flights.

9.3. Transaction between JSC "Aeroflot" and CJSC "Aeroflot-Nord" Code share agreement / block seat, joint commercial utilization of flights.

10. Remunerations to the members of the Board of Directors of JSC "Aeroflot".

The information (materials) to be made available to shareholders in the course of preparation to the General Meeting may be reviewed starting from the 20th of May till 20th of June, 2009 from 10 a.m. till 6 p.m on working days (Fridays, till 3:30 p.m.) at the following locations:

1) 125167, Moscow, Leningradsky Prospekt, 37, building 9, room 624, JSC "Aeroflot" Department of Shared Property (office 624);
2) 103340, Moscow, Airport Sheremetievo-1, building 6, JSC "Aeroflot" Flight Crew Training Center (room 107).

Registration of the participants of the Annual General Meeting of shareholders and issue of invitation tickets to the Meeting will take place at the above said venue of the General Meeting on the 18th of June from 10 a.m. till 6 p.m, on the 19th of June from 10 a.m. till 4 p.m., on the 20th of June, 2009 from 9 a.m. till the end of discussions on the last issue of the Annual General Meeting agenda that will have the quorum.

To register as a participant of the Meeting it is required to present an identification document (civil passport), the set of ballots delivered to shareholders by mail. The participants acting on behalf of shareholders whose rights are not registered with the Company Registrar will be required to present proxies issued in compliance with the requirements of items 4 and 5 of Article 185 of the Civil Code of the Russian Federation or notarized.

Representatives of legal entities are required also to present a document signed by the head manager and validated by the stamp certifying the representative powers to perform relevant actions on behalf of that legal entity.

Contact phone numbers: **(495) 258-0684, 578-3680.**

Board of Directors of JSC "Aeroflot"

AEROFLOT Russian Airlines SKYTEAM

(82-4592)

RECEIVED

2009 ... A 11:12

CURRICULA VITAE OF NOMINEES TO THE BOARD OF DIRECTORS OF JSC "AEROFLOT"

(Annual General Meeting of shareholders, June 20, 2009)

1. **ALEXASHENKO SERGEY VLADIMIRIVITCH – Director in Microeconomic Studies of the State University – High School of Economy, Member of the Board of Directors of JSC "Aeroflot".** Born on December 23, 1959 in Likino-Dulevo of Orekhovo-Zuevo District, Moscow Region. In 1986 graduated from Economic Department of the Moscow M.V. Lomonosov University, Candidate of Economic Sciences. Worked in positions of Deputy Minister of Finance of the Russian Federation, First Deputy Chairman of the Russian Federation Central Bank, Deputy General Director of "Interros" Holding, Chief of Fund "Development Center", President of Investment Group "Entente Capitial", General Director of OOO "Merril Linch Securities". From 2008 holds present position.
2. **ANDROSOV KIRILL GENNADIEVITCH – Deputy Chief of Administration of the Russian Federation Government, Member of the Board of Directors of JSC "Aeroflot".** Born on June 13, 1972 in Murmansk. In 1994 graduated from Saint Petersburg Marine Technical University with qualification "economy and organization of machine-building industry", Candidate of Economic Sciences. From 2000 till 2004 worked in the position of First Deputy General Director of OAO "Lenenergo", from May, 2004 till November, 2005 – Director of a department of the Ministry of Economic Development and Trade of the Russian Federation, from November, 2005 – Deputy Minister of Economic Development and Trade of the Russian Federation. From May, 2008 holds present position. Awarded the Order of Honor (2008).
3. **ANTONOV VLADIMIR NIKOLAEVITCH – First Deputy General Director, Member of the Board of Directors of JSC "Aeroflot".** Born in 1953 in Moscow. In 1975 graduated from Moscow Institute of Railway Transport Engineers, qualification "electrification of railway transport". In 1977 to 1995 served in Armed Forces. From 1995 to 2002 – Deputy General Director of JSC "Aeroflot", aviation and security, later – Deputy General Director, aviation security; Deputy General Director, aviation and operational safety. From July 2002 holds present position. Has state awards.
4. **DMITRIEV VLADIMIR ALEXSANDROVITCH – Chairman of the "Bank of Development and Foreign Economic Affairs (Vnesheconombank)" Public Corporation, Member of the Board of Directors of JSC "Aeroflot".** Born on August 25, 1953. In 1975 graduated from the Moscow Financial Institute with qualification "international economic relations", Doctor of Economic Sciences, Correspondent Member of RAEN. From 2002 till 2004 – Deputy President – Representative of the Executive Board of "Foreign Trade Bank" (OAO). From 2004 till 2007 – Chairman of Vnesheconombank. From June, 2007 holds present position. Member of th board of Directors of OAO "International Airport Sheremetievo", OAO "Joint Aircraft Building Corporation", Member of the Executive Board of the All-Russian Public Organization "Russian Union of Industrialists and Entrepreneurs".
5. **DUSHATIN LEONID ALEXSEEVITCH – First Deputy General Director, OOO "National Reserve Corporation", member of the JSC "Aeroflot" Board of Directors.**

Born in 1960 in Moscow. In 1983, graduated from the Moscow Finance Institute with qualification "international currency and credit relations". From 1983 till 1990 worked in the Main Currency and Economics Department of the USSR Ministry of Finance. From 1992 till 1996 – Manager, Executive Director of JSC "Pergamos". From 1996 till 2004 – Vice-President, Chief of the Administration, Deputy Chairman of the Executive Board of JSC "National Reserve Bank". From 2004 holds present position.

6. **ELISEEV BORIS PETROVITCH – President of the Moscow State Technical University of Civil Aviation.** Born on February 22, 1957 in Uzno-Sakhalinsk. In 1982, graduated from the Far East State Technical University with qualification "jurisprudence", in 1992 completed post graduate studies in Russian Academy of Management, Distinguished Jurist of the Russian Federation, Professor, Doctor of Laws. From 1982 till 1988 worked in institutions of justice and government, as well as in research and pedagogical occupations. From 1995 till 1999 works in the Administration of the President of the Russian Federation. From 1999 till 2007 – Deputy General Director of JSC "Aeroflot", Director of the Legal Department. From 2007 holds present position.
7. **LEBEDEV ALEXANDER EVGENYEVITCH – Chairman of the Board of Directors of ZAO "National Reserve Corporation", Member of the Board of Directors of JSC "Aeroflot".** Born in 1959 in Moscow. In 1982 graduated from Moscow State Institute of International Relations with qualification "International economic relations". Doctor of Economic Sciences. From 1982 till 1986 worked in the Institute of World Socialist System Economy. From 1983 till 1992 – officer of the USSR Ministry of Foreign relations. From 1993 till 1995 – Chairman of the Executive Board of JSC "Russian Investments and Finance Company" (RIFK) and from 1995 till 2003 – President, Chairman of the Executive Board of JSC "National Reserve Bank". From 2003 till 2007 – Delegate of the RF State Duma of the forth convocation, from January of 2004 till 2007 – Deputy Chairman of the State Duma Committee on the Commonwealth of Independent States Affairs and Relations with Fellow Countrymen. Form 2007 holds present position.
8. **LEVITIN IGOR EVGENIEVITCH – Minister of Transport of the Russian Federation, Chairman of the Board of Directors of JSC "Aeroflot".** Born on February 21, 1952 in the village of Tsebrikovo of Veliko-Mikhailovski District of Odessa Region. In 1973, graduated from M..N. Frunze Leningrad Higher Command School of Military Railroad Communications, in 1983 – from Military Academy of the Rear and Transport. From 1996 till 2004 worked in the positions of the Chief of Railroad Department, Deputy General Director of ZAO "Seversteeltrans" (Moscow). In 2004 – Minister of Transport and Communications of the Russian Federation. From May, 2004 holds present position. Chairman of the Board of Directors of OAO "International Airport Sheremetievo". Has State awards.
9. **NERADKO ALEXANDER VASILIEVITCH – Chief of the Federal Air Navigation Service (Rosaeronavigation).** Born in 1961 in Moscow. In 1984, graduated from the Moscow Institute of Civil Aviation Engineers with qualification of "operation of aircraft and aircraft engines". From 1985 till 1987 worked as aircraft technician, aviation and technical base operation engineer in Vnukovo Production Association of Civil Aviation. In 1987-1992 – Senior Expert, 1st Grade Specialist, Leading Specialist, Chief Specialist of the State Commission for USSR Aircraft Flight Safety Supervision (GOSAVIANODZOR). In 1992-1993 – Senior Specialist, Chief of the Department of Aviation Accidents Investigations of the Interstate Aviation Committee. In 1993-1996 worked in the position of the Chief of the Department for Organization of Aviation Accidents Investigations of the Main Inspection of Aircraft Operations Safety of the

Russian Federation of the Air Transport Department of the Ministry of Transport of the Russian Federation. In 1996-1997 – Deputy Chief of the Main Aircraft Operations Safety Inspection in the Russian Federation of the Federal Aviation Service of Russia. In 1997-1999 – Chief of the Administration of the State Flight Safety Inspectorate of the Federal Aviation Service of Russia. In 1999-2000 – Chief of the Administration of the State Flight Safety Inspectorate of the Federal Service of Air Transport of Russia. In 2000-2004 – First Deputy Minister of Transport of the Russian Federation. In 2004-2005 – Chief of the Federal Service of Supervision in the Area of Transport. From 2005 holds present position.

10. **NIKITIN GLEB SERGEEVITCH – Deputy Chief of the Administration of the Federal Agency of State Property Management, member of the Board of Directors of JSC "Aeroflot"**. Born on August 24, 1977 in Leningrad. In 1999 graduated from St. Petersburg University of Economics and Finances with qualification "finances and credit" and in 2004 – St. Petersburg State University with qualification "jurisprudence". From 1999 till 2004 - Leading Specialist, Chief of a department, Chief of the Administration of the Committee of City Property Management of St. Petersburg; from 2004 till 2007 – Chief of the Administration of the Federal Agency for Management of Federal Property, from July, 2008 holds present position.

11. **OKULOV VALERY MIKHAILOVITCH – Deputy Minister of Transport of the Russian Federation, member of JSC "Aeroflot" Board of Directors**. Born in 1952 in Kirov. In 1975 graduated from the Academy of Civil Aviation with qualification "operation of air transport". Member of the Board of Governors of the International Air Transport Association (IATA). Worked as navigator of An-24, An-12, Tu-154 aircraft, navigator – instructor of Tu-154 aircraft of Sverdlovsk joined air unit. From 1985 – in the Central Administration of International Air Communications (from 1992 JSC "Aeroflot") – worked in the positions of navigator of Tu-154, Il-86, An-124, Il-96 aircraft, leading navigator-tutor of the Flight Crew Training Center. From 1996 till 1997 – First Deputy General Director on organization and management of operations of JSC "Aeroflot". From 1197 till 2009 works in the position of the General Director of JSC Aeroflot. From April 10, 2009 holds present position. Has State awards.

12. **SAVELJEV VITALY GENNADIEVITCH – General Director of JSC "Aeroflot".** Born in 1954 in Tashkent. In 1977 graduated from the Mechanic and Machine-Building Department of the Leningrad Polytechnics Institute with qualification "construction and road-making machines and equipment" (profession "engender-mechanic"), in 1986 – from the Palmiro Tolyatty Engineering and Economics Institute. From 1987 worked in the position of Deputy Chief of the Leningrad Main Administration for Construction of Engineering Structures "Glavleningradengstroy". From December 1988, was the head of the Leningrad Branch of the Soviet-American Joint Venture "Dialog". In 1989, became one of the founders and members of the Board of Directors of "LialogBank" . From 1990 till 1993 - President of the Soviet-American company "DialogInvest", from 1993 till 1995 – Chairman of the Executive Board of the bank "Russia", from November, 1995 – Chairman of the Executive Board of the bank "Menatep SPb", from September, 2001 – Deputy Chairman of OAO "Gasprom", from 2002 till 2004 – Vice-President of united company "GROS", Advisor to the General Director of "Svayzinvest" company on financial and IT matters, form 2004 till 2007 – Deputy Minister of Economic Development and Trade. From 2007 till April, 2009 – First Vice-President of AFK "System", Head of the business unit "Telecommunications assets". Form April 2009 holds present position.

13. **STOLYAROV ANDREY VICTOROVITCH – Deputy General Director of ZAO "UniCredit Securities".** Born in 1970 in Moscow. In 1992, graduated from the V.I.

Lenin's Moscow State Pedagogical University with qualification "mathematics", in 1999 – Moscow State Aviation Institute with qualification "management". Form 1994 till 1997 worked as economist of Financial Department, Chief of the Financial Analysis Department in AB "Toribank"; from 1997 till 2000 – Risk-Manager and In-house Auditor, Chief Accountant in «Regent European Securities Ltd.»; from 2000 till 2004 – Deputy Financial Director, Financial Department Director, Ficnancial director of OOO "Aton"; from 2004 till 2006 – General Director of OOO "Largo" ; from 2006 till 2007 од – Financial Director of ZAO "UniCradit Aton" (former name ZAO "ATON Broker")/ From 2004 is the Chairman of the Board of Directors of ZAO "Deposit-Clearing Company". From 2007 holds present position.

14. **TARASOV ALEXSEY EVGENIEVITCH – General Director, Member of the Executive Board ZAO "National Reserves Corporation"**. Born in 1972 in Moscow. In 1994, graduated from International Law Faculty of the Moscow Institute of International Relations with qualification "jurisprudence". From 1993 to 2000 worked in the position of the Chief of Legal Department of Joint Stock Bank "Conversbank". In 2000 to 2002 held positions of Legal Department Chief of AKB "Ingosstrakh – Sojuz", from 2002 till 2004 – Advisor to the President of bank AKB "National Reserve Bank", from 2004 till 2007 – Deputy General Director, Chief of Legal Department of OOO "National Reserve Corporation" and from 2007 till 2009 – Deputy General Director, Chief of Legal Department of ZAO "National Reserve Corporation". From 2009 holds present position.

15. **UVAROV ALEXEY KONSTANTINOVITCH – Director, Department of Property Relations of the Ministry of Economic Development of Russia.** Born in 1975. Graduated from the Moscow Chemical Machine-Building with qualification "engineer in automation of technology processes", Federal Academy of Tax Police with qualification "finances and credit" and the course of refresher training of the Russian Academy of State Service with qualification "legal basis of state management". From 2000 till 2008 worked in the Ministry of Property Relations of the Russian Federation as Chief Specialist of the Industry and Construction Property Management Department, Chief of the Defense Industry Complex Property Department and Deputy Chief of the Industry and Construction Property Department. From 2008 holds present position.

16. **SHARONOV ANDREY VLADIMIROVITCH – Executive Director of ZAO "Investment Company "Troika Dialog"**. Born on February 11, 1964 in Ufa. In 1986 graduated from the Ufa Aviation Institute and in 1996 – Russian Academy of State Service under the President of the Russian Federation. Candidate of Social Sciences. In 1996 to 2000 worked in the Ministry of Economy of the Russian Federation in the positions of the Chief of a Department, Deputy Minister, State Secretary – Deputy Minister, First Deputy Minister, From July, 2007 holds present position. Distinguished Economist of the Russian Federation. Has State awards.

All persons in the List above have assented to be nominated for election to the Board of Directors of JSC "Aeroflot".

(82-4592)

LIST

Members of the Board of Directors of JSC "Aeroflot" (as at the 31st of December, 2008)

Levitin I. E.	Minister of Transport of the Russian Federation – Chairman of the Board of Directors of JSC "Aeroflot"
Alexashenko S.V.	Chief of the Strategic Consulting Group
Androsov K.G.	Deputy Chief of the Administration of the Russian Federation Government
Antonov V.N.	First Deputy General Director of JSC "Aeroflot"
Danilitsky A. A.	General Director of ZAO "National Reserve Corporation"
Dmitriev V.A.	Chairman of the State Corporation "Bank for Foreign Economic Affairs" (Vnesheconombank)
Dushatin L.A.	First Deputy General Director of ZAO "National Reserve Corporation"
Lebedev A.E.	Chairman of the Board of Directors of ZAO "National Reserve Corporation"
Nikitin G.S.	Chief of the Administration of Rosimuschestvo
Okulov V.M.	General Director of JSC "Aeroflot"
Sharonov A.V.	Executive Director of IK "Troika Dialog" Group

List of Transactions Considered (Under the Federal Law "On Joint Stock Companies")
Transactions Involving Special Interests

All the below proposed for consideration transactions with affiliated and dependent companies are transactions involving special interests since the value of each transaction is higher than 2% of the JSC Aeroflot's* assets book value; the transactions are to be approved by the majority of votes at the General Meeting of Shareholders.

1. *Transaction between JSC Aeroflot and CJSC Aeromar for the catering services.*

Material terms and conditions:

Parties: JSC Aeroflot and **CJSC** Aeromar.

Transaction matter: services in preparation and delivery of in-flight foodstuffs, beverages and associated goods.

Transaction limit value: up to 1,900,000,000 rubles.

Term: on or before December 31, 2010.

2. *Transaction between JSC Aeroflot and JSC Aeroflot-Don for joint commercial utilization of flights under a code share agreement / block seats.*

Material terms and conditions:

Parties: JSC Aeroflot and JSC Aeroflot-Don.

Transaction matter: Code share agreement / block seats, joint commercial utilization of flights

Transaction limit value: up to 2,450,000,000 rubles.

Term: on or before December 31, 2010.

3. *Transaction between JSC Aeroflot and CJSC Aeroflot-Nord for joint commercial utilization of flights under a code share agreement / block seats.*

Material terms and conditions:

Parties: Aeroflot and CJSC Aeroflot-Nord

Transaction matter: Code share agreement / block seat, joint commercial utilization of flights.

Transaction limit value: up to 3,000,000,000 rubles.

Term: on or before December 31, 2010.

* As of the latest reporting date (December 31, 2008), 2% of the JSC Aeroflot's assets balance value was 1,006,796 thousands rubles.

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF JSC "AEROFLOT"

Moscow

the 20th of June, 2009

RECOMMENDED
by the Board of Directors of JSC "Aeroflot"
(Minutes № 12 of April, 27, 2009)

PROPOSALS ON PERSONAL COMPOSITION OF MANAGING BODIES

PRESIDIUM:

1	S.V.Alexashenko	- Director on Microeconomic Studies of the State University – Higher School of Economics;
2	K.G.Androsov	- Deputy Chief of the Administration of the Russian Federation Government;
3	V.N.Antonov	- First Deputy General Director of JSC "Aeroflot", Member of the Board of Directors of JSC "Aeroflot";
4	A.A. Danilitsky	- General Director of ZAO "National Reserves Corporation", Member of the Board of Directors of JSC "Aeroflot";
5	V.A. Dmitriev	- Chairman of the State Corporation "Bank of Development and Foreign Economic Affairs" (Vnesheconombank);
6	L.A. Dushatin	- First Deputy General Director, ZAO "National Reserve Corporation", Member of the Board of Directors of JSC "Aeroflot";
7	A.E. Lebedev	- Chairman of the Board of Directors of ZAO "National Reserve Corporation";
8	I.E. Levitin	- Minster of Transport of the Russian Ffederation;
9	G.S. Nikitin	- Deputy Chief of Rosimuschestva;
10	V.M. Okulov	- Deputy Minster of Transport of the Russian Federation; Member of the Board of Directors of JSC "Aeroflot";
11	V.G. Savelyev	- General Director of JSC "Aeroflot";
12	A.V. Sharonov	- Executive Director of ZAO "Investment Company "Troyka Dialog", Member of the Board of Directors of JSC "Aeroflot";
13	A.N. Brylov	- Deputy General Director – Executive Secretary of the Board of Directors "Aeroflot".
14	Guests	

* * *

CHAIRMAN OF THE MEETING: I.E. Levitin - Chairman of the Board of Directors of JSC "Aeroflot";
MEETING MANAGER: A.N.Brylov – Deputy General Director – Executive Secretary of the Board of Directors "Aeroflot";
MEETING SECRETARY: A.V. Meljekhin – Chief of Corporate Legal Department on JSC "Aeroflot Legal Affairs;
RETURNING BOARD: Specialized Registrar of the Company – ZAO "National Reserve Corporation";

PROCEDURAL GROUP:
A.V.Gruzinov – Deputy Chief of Legal Service – Chief of Legal Section, Department of JSC "Aeroflot";Legal Affairs;
E.V. Bakhtiarova – Chief Specialist of Corporate Legal Department of the Department Operations Legal Service on JSC "Aeroflot" Legal Affairs.

COMMISSION FOR CONTROL OVER SUMMING UP VOTE RETURNS:

A.A.Koldunov – Deputy General Director – Chief of Flight Safety Inspection of JSC "Aeroflot";

A.P. Yakimchuk – First Deputy Director, Flight Complex – Chief Pilot of JSC "Aeroflot";

E.V. Leznina – Chief Specialists, Section of Securities, Department of Shared Property of JSC "Aeroflot";

D.I.Novikov – Leading Expert, Section of Corporate Security, Department of Operational Security of JSC "Aeroflot"

COMMISSION FOR PREPARATION OF THE DRAFT RESOLUTION OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS:

I.D. Dannenberg – Chief, Service of Corporate Communications, Department of Public Relations of JSC "Aeroflot";
A.I. Ermolenko – Director, Department of JSC "Aeroflot" Legal Affairs.

SECRETARIAT:

A.V.Milekhin – Chief of Corporate Legal Department on JSC "Aeroflot" Legal Affairs;

E.V. Antonova – Chief of the Group of Administration of the Board of Directors of JSC "Aeroflot.

AEROFLOT Russian Airlines SKYTEAM

(82-4592)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF JSC "AEROFLOT"

Moscow **the 20th of June, 2009**

RECOMMENDED BY
the Board of Directors of JSC "Aeroflot"
(Minutes № 12 of the 27 of April, 2009)

ORDER OF THE DAY

1.	**OPENING OF ANNUAL GENERAL MEETING OF SHAREHOLDERS** Opening address by General Director , Mr. V.G.Savelyev Chairman of the Meeting: Chairman of the Board of Directors, Mr I.E.Levitin	**10.00 - 10.05**
2.	**INFORMATION ON THE QUORUM OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS** Report by the Returning Board	**10.05. - 10.10**
3.	***Issue № 1 of the Agenda*** **– APPROVAL OF THE ORDER OF THE DAY, VOTING ORDER, COMPOSITION OF MANAGING BODIES OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS** Speaker: Chairman of the Board of Directors, Mr I.E.Levitin	**10.10 - 10.15**
	DEBATES ON ISSUE № 1 OF THE AGENDA (Maximum 3 speakers, 2 minutes each)	**10.15 - 10.20**
	VOTING ISSUE № 1 OF THE AGENDA	**10.20 - 10.25**
4.	***Issue № 2 of the Agenda*** **– APPROVAL OF ANNUAL REPORT OF JSC "AEROFLOT"** Speaker: Members of the Board of Directors Mr. V.M.Okulov.	**10.25 - 10.55**
	DEBATES ON ISSUE № 2 OF THE AGENDA (Maximum 5 speakers, 5 minutes each)	**10.55 - 11.20**
	VOTING ISSUE № 2 OF THE AGENDA	**11.20 - 11.25**
5.	***Issue № 3 of the Agenda*** **– APPROVAL OF THE ANNUAL ACCOUNTING STATEMENTS ICNLUDING THE STATEMENT (ACCOUNT) OF PROFITS AND LOSS OF JSC "AEROFLOT"** Speaker: Chief Accountant of JSC "Aeroflot" Mr. Trusov A.P. Co-speakers: Chairman of the Audit Commission Mr. S.N.Izumov; General Director of ZAO "HLB Vneshaudit" Mr. L.M.Mitrofanov	**11.25-11.50**
	DEBATES ON ISSUE № 3 OF THE AGENDA (Maximum 3 speakers, 3 minutes each)	**11.50 - 12.00**
	VOTING ISSUE № 3 OF THE AGENDA	**12.00 - 12.05**
6.	**BREAK**	**12.05 - 12.20**
7.	***Issue № 4 of the Agenda*** **–APPROVAL OF THE ALLOCATION OF PROFIT (INCLUDING PAYMENT (ANNOUNCEMENT) OF DIVIDENDS) AFTER THE RESULTS OF THE FISCAL YEAR OF 2008.** Speaker: Deputy General Director of JSC "Aeroflot", Mr. M.I. Poluboyarionov	**12.20- 12.30**
	DEBATES ON ISSUE № 4 OF THE AGENDA (Maximum 3 speakers, 3 minutes each)	**12.30 - 12.40**
	VOTING ISSUE № 4 OF THE AGENDA	**12.40 - 12.45**
8.	***Issue № 5 of the Agenda*** **– PAYMENT DIVIDEND ON JSC "AEROFLOT" SHARES** Speaker: Deputy General Director of JSC "Aeroflot", Mr. M.I. Poluboyarionov	**12.45- 12.50**
	DEBATES ON ISSUE № 5 OF THE AGENDA (Maximum 3 speakers, 2 minutes each)	**12.50 - 12.55**
	VOTING ISSUE № 5 OF THE AGENDA	**12.55 - 13.00**
9.	***Issue № 6 of the Agenda*** **– ELECTIONS OF MEMBERS OF THE BOARD OF DIRECTORS OF JSC "AEROFLOT"** Speaker: Chairman of the Board of Directors of JSC "Aeroflot", Mr. I.E.Levitin	**13.00 - 13.05**

	DEBATES ON ISSUE № 6 OF THE AGENDA (Maximum 5 speakers, 2 minutes each)	**13.05 - 13.15**
	VOTING ISSUE № 6 OF THE AGENDA	**13.15 - 13.20**
10.	***Issue № 7 of the Agenda*** **– ELECTIONS OF MEMBERS OF THE AUDITING COMMISSION OF JSC "AEROFLOT"** Speaker: Chairman of the Board of Directors of JSC "Aeroflot", Mr. I.E.Levitin	**13.20 - 13.25**
	DEBATES ON ISSUE № 6 OF THE AGENDA (Maximum 3 speakers, 2 minutes each)	**13.25 - 13.30**
	VOTING ISSUE № 7 OF THE AGENDA	**13.30 - 13.35**
11.	***Issue № 8 of the Agenda*** **– APPROVAL OF THE STATUTORY AUDITOR OF JSC "AEROFLOT" FOR 2009** Speaker: Chairman of the Board of Directors, Mr I.E.Levitin	**13.35 - 13.40**
	DEBATES ON ISSUE № 8 OF THE AGENDA (Maximum 3 speakers, 2 minutes each)	**13.40 - 13.45**
	VOTING ISSUE № 8 OF THE AGENDA	**13.45 - 13.50**
12.	***Issue № 9 of the Agenda*** **– APPROVAL OF TRANSACTIONS INVOLVING INTERESTS WITH AFFILIATED COMPANIES** Speaker: Deputy General Director of JSC "Aeroflot" Budaev K.S.	**13.50 - 14.00**
	DEBATES ON ISSUE № 9 OF THE AGENDA (Maximum 5 speakers, 2 minutes each)	**14.00 – 14.10**
	VOTING ISSUE № 9 OF THE AGENDA	**14.10 – 14.15**
13.	***Issue № 10 of the Agenda*** **– PAYMENT OF REMUNIRATION TO THE MEMBERS OF THE BOARD OF DIRECTORS OF JSC AERFOLOT** Speaker: Deputy General Director – Executive Secretary of the Board of Directors of JSC "Aeroflot" Mr. A.N. Brylov.	**14.15 - 14.20**
	DEBATES ON ISSUE № 10 OF THE AGENDA (Maximum 5 speakers, 2 minutes each)	**14.20 – 14.25**
	VOTING ISSUE № 9 OF THE AGENDA	**14.25 – 14.30**
14.	**BREAK**	**14.30 - 15.00**
15.	**COMMENTS ON THE MEETING PROCEDINGS, ANSWERS TO SHAREHOLDERS' QUESTIONS**	**15.00 - 15.15**
16.	**CLOSING ADDRESS OF THE GENERAL DIRECTOR OF JSC "AEROFLOT"**	**15.15 - 15.25**
17.	**ANNOUNCEMENT OF VOTE RETURNS** Speaker: Chairman of the Returning Board	**15.25 - 15.35**

NOTE: time of the meeting may be cut down by reducing the time of reviewing issues of the agenda.

AEROFLOT Russian Airlines

(82-4592)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF JSC "AEROFLOT"

Moscow

the 20the of June , 2009

RECOMMENDED BY
the Board of Directors of JSC "Aeroflot"
Minutes № 12 of the 27 of April, 2009

VOTE ORDER

№ п/п	Agenda Item	Resolution Wording	Conditions for Adoption of Resolution	Ballot Type	Ballot №
1	2	3	4	5	6
1.	Approval of the order of the day, of the voting order, of the composition of the working bodies of the Extraordinary General Meeting of shareholders of JSC "Aeroflot".	Be it resolved to approve the order of the day, the voting order, the composition of the working bodies of the Extraordinary General Meeting of shareholders of JSC "Aeroflot"..	Majority of votes	FOR AGAINST ABSTAIN	1
2.	Approval of the annual Report of JSC "Aeroflot" for 2008	Be it resolved to approve the Annual Report of JSC "Aeroflot" for the year of 2008	Majority of votes	FOR AGAINST ABSTAIN	2
3.	Approval of annual accounting statements including the statement (account) of profit and loss of JSC "Aeroflot" after the results of fiscal year 2008.	Be it resolved to approve annual accounting statements including the statement (account) of profit and loss of JSC "Aeroflot" after the results of fiscal year 2008.	Majority of votes	FOR AGAINST ABSTAIN	3
4.	Approval of allocation of profit of JSC "Aeroflot" after the results of fiscal year 2008	Be it resolved to approve profit allocation (including payment (announcement) of dividend) of JSC "Aeroflot" after the results of fiscal year 2008.	Majority of votes	FOR AGAINST ABSTAIN	4

1	2	3	4	5	6
5.	About the amount, terms and form of payment of dividends on shares of JSC "Aeroflot" after the results of fiscal year 2007.	Be it resolved to pay the dividend on shares of JSC "Aeroflot" during the period from June 21 till December 31, 2009 basing on the results of the 2008 fiscal year in the amount of 0.1888 rubles per share in cash.	Majority of votes	FOR AGAINST ABSTAIN	5
6.	Election of members of the Board of Directors of JSC "Aeroflot"	Be it resolved to elect eleven members to the JSC "Aeroflot" Board of Directors from the following nominee: 1. Alexashenko S.V. 2. Androsov KG. 3. Antonov V.N. 4. Dmitriev V.A.. 5. Dushatin LA. 6. Eliseev B.P. 7. Lebedev A.E. 8. Levitin I.E.. 9. Neradko A.V.. 10. Nikitin G.S.. 11. Okulov V.M. 12. Saveljev V.G. 13. Stolyarov A.V.. 14. Tarasov A.E. 15. Uvarov A.K. 16. Sharonov A.V.	Majority of votes through commutative voting	List of nominees for election to the JSC "Aeroflot" Board of Directors	6
7.	Election of members of the Audit Commission of JSC "Aeroflot"	Be it resolved to elect five members to the Audit Commission of JSC "Aeroflot" from the following nominees: 1. Galimov N.A. 2. Galkin D.U. 3. Kalmykov A.U. 4. Kalmaev P.S. 5. Yakimets M.V.	Majority of votes	List of nominees for election to the Auditing Commission of JSC "Aeroflot"	7
8.	Appointment of the Statutory Auditor of JSC "Aeroflot".	Be it resolved to appoint ZAO "HLB Vneshaudit" as the Statutory Auditor of JSC "Aeroflot" for 2008	Majority of votes	FOR AGAINST ABSTAIN	8
9.	Approval of transactions involving interests between JSC "Aeroflot" and its affiliated companies				

1	2	3	4	5	6
9.1	Transaction between JSC Aeroflot and ZAO Aeromar in preparation and delivery of in-flight foodstuffs	Be it resolved to approve the transaction involving interests between JSC "Aeroflot" and ZAO "Aeromar" on the preparation and delivery of in-flight food staffs on the following material terms: Transaction matter: *services in preparation and delivery of in-flight foodstuffs, beverages and associated goods to the JSC Aeroflot's flights.* Transaction limit value: *up to 1,900,000,000 (One Billion Nine Hundred Million) rubles.* Term: *on or before December 31, 2010*	Majority of votes of all uninterested in the transaction	FOR AGAINST ABSTAIN	9
9.2	Transaction between JSC Aeroflot and ZAO Aeroflot-Don for joint commercial utilization of flights under a code share agreement / block seats.	Be it resolved to approve the transaction involving interests between JSC "Aeroflot" and ZAO Aeroflot-Don for joint commercial utilization of flights under a code share agreement / block seats on the following material terms: Transaction matter: *joint commercial utilization of flights; allocation of block of seats to JSC Aeroflot on flights operated by ZAO Aeroflot-Don* Transaction limit value: *up to 2,450,000,000 (Two Billion Fore Hundred and Fifty Million) rubles.* Term: *on or before December 31, 2010*	Majority of votes all uninterested in the transaction	FOR AGAINST ABSTAIN	9
9.3	Transaction between JSC Aeroflot and JSC Aeroflot-Nord for joint commercial utilization of flights under a code share agreement / block seats	Be it resolved to approve the transaction involving interests between JSC "Aeroflot" and JSC Aeroflot-Nord for joint commercial utilization of flights under a code share agreement / block seats on the following material terms: *Transaction matter: joint commercial utilization of flight; allocation of block of seats to JSC Aeroflot on flights operated by ZAO Aeroflot-Nord;* *Transaction limit value: up to 3,000,000,000 (Three Billion)rubles;* *Term: on or before December 31, 2010.*	Majority of votes all uninterested in the transaction	FOR AGAINST ABSTAIN	9

1	2	3	4	5	6
10.	Remunerations to the members of the Board of Directors of JSC "Aeroflot".	Be it resolved to pay remunerations to the members of the JSC Aeroflot's Board of Directors in the following amounts: 1. Alexashenko S.V.. 385,000 rubles 2. Antonov V.N. 350,000 rubles 3. Danilitsky A.A. 385,000 rubles 4. Dmitriev V.A. 300,000 rubles 5. Dushatin L.A. 385,000 rubles 6. Lebedev A.E. 385,000 rubles 7. Okulov V.M. 385,000 rubles 8. Sharonov A.B. 385,000 rubles	Majority of votes	FOR AGAINST ABSTAIN	9